Exhibit 99.2

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Six months ended September 30, 2024

(Expressed in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents

1	Core Business and Strategy	2
2	Second Quarter of Fiscal Year 2025 Highlights	3
3	Operating Performance	4
4	Acquisition of Adventus	13
5	Investment in Associates	18
6	Overview of Financial Results	20
7	Liquidity, Capital Resources, and Contractual Obligations	28
8	Environmental Rehabilitation Provision	30
9	Risks and Uncertainties	31
10	Off-Balance Sheet Arrangements	53
11	Transactions with Related Parties	54
12	Alternative Performance (Non-IFRS) Measures	55
13	Material Accounting Policies, Judgments, and Estimates	64
14	Other MD&A Requirements	66
15	Outstanding Share Data	66
16	Disclosure Controls and Procedures	67
17	Management’s Report on Internal Control over Financial Reporting	68
18	Changes in Internal Control over Financial Reporting	69
19	Directors and Officers	69
Technical Information		69
Forward Looking Statements		69

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2024 and the related notes contained therein. In addition, this MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2024 and the related notes contained therein, the related MD&A, the Annual Information Form (available on SEDAR+ at www.sedarplus.ca), and the annual report on Form 40-F (available on EDGAR at www.sec.gov). The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Silvercorp’s material accounting policy information is set out in Note 2 of the unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2024, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2024. This MD&A refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, working capital, silver equivalent, cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, production cost per tonne, and all-in sustaining production cost per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to section 12, “Alternative Performance (Non-IFRS) Measures” of this MD&A for detailed descriptions and reconciliations. Figures may not add due to rounding.

This MD&A is prepared as of November 6, 2024 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, or otherwise stated.

1.	Core Business and Strategy

Silvercorp is a Canadian mining company producing silver, gold, lead, zinc, and other metals with a long history of profitability and growth potential. The Company’s strategy is to create shareholder value by focusing on generating free cash flow from long life mines; organic growth through extensive drilling for discovery; ongoing merger and acquisition efforts to unlock value; and long-term commitment to responsible mining and sound Environmental, Social and Governance (“ESG”) practices. Silvercorp operates several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and the GC silver-lead-zinc mine in Guangdong Province, China.

On July 31, 2024, the Company acquired a 75% interest in the El Domo project, a permitted and pre-construction stage copper-gold project, and a 98.7% interest in the Condor project, a development stage gold project through the acquisition of Adventus Mining Corporation (“Adventus”), a Canadian company focused on the exploration and development of its mineral properties in Ecuador. The acquisition is expected to contribute to the Company’s diversification of its mining assets and enhance its geographical market presence in Latin America.

The Company’s common shares are traded on the Toronto Stock Exchange (“TSX”) and NYSE American under the symbol “SVM”.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

2.	Second Quarter of Fiscal Year 2025 Highlights

●	Mined 361,440 tonnes of ore, milled 297,205 tonnes of ore, and produced approximately 1,183 ounces of gold, 1.7 million ounces of silver, or approximately 1.8 million ounces of silver equivalent[1], plus 13.2 million pounds of lead and 5.8 million pounds of zinc;

●	Sold approximately 1,239 ounces of gold, 1.6 million ounces of silver, 13.3 million pounds of lead, and 5.9 million pounds of zinc, for revenue of $68.0 million;

●	Net income attributable to equity shareholders of $17.7 million, or $0.09 per share;

●	Adjusted net income attributable to equity shareholders[1] of $17.8 million, or $0.09 per share;

●	Generated cash flow from operating activities of $23.1 million;

●	Cash cost per ounce of silver, net of by-product credits[1], of negative $0.73;

●	All-in sustaining cost per ounce of silver, net of by-product credits[1], of $11.66;

●	Spent and capitalized $0.5 million on exploration drilling, $14.6 million on underground exploration and development, and $9.6 million on equipment and facilities, including the No. 3 tailings storage facility at the Ying Mining District;

●	Spent and capitalized $181.3 million on the acquisition of Adventus Mining Corporation by issuing $150.5 million in shares, making $27.0 million cash investments and advances, and incurring $3.8 million in cash transaction costs;

●	The Company has $209.5 million in cash and cash equivalents and short-term investments, and holds a portfolio of equity investment in associates and other companies with a total market value of $84.4 million as at September 30, 2024; and

●	Commissioning trial runs of the new 1,500 tonne per day mill commenced on November 1, 2024. The inventory stockpile of approximately 129,000 tonnes of ore at the Ying Mining District is expected to be processed over 2-3 months, which will enhance metal production to align with the Company’s Fiscal 2025 annual guidance.

[1]	Non-IFRS measures, please refer to section 12 for reconciliation.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

3.	Operating Performance

(a)	Consolidated operating performance

The following table summarizes consolidated operational information for the three and six months ended September 30, 2024 and 2023:

Consolidated	Three months ended September 30,			Six months ended September 30,
	2024	2023	Changes	2024	2023	Changes
Production Data
Ore Mined (tonnes)	361,440	273,465	32%	705,287	576,685	22%
Ore Milled (tonnes)
Gold Ore	17,075	12,800	33%	25,551	23,693	8%
Silver Ore	280,130	248,307	13%	579,350	532,509	9%
	297,205	261,107	14%	604,901	556,202	9%
Average Head Grades
Silver (grams/tonne)	188	204	(8)%	187	203	(8)%
Lead (%)	2.2	3.1	(27)%	2.4	3.0	(20)%
Zinc (%)	1.1	1.0	10%	1.2	1.2	—%

Average Recovery Rates
Silver (%)	94.7	94.3	—%	94.3	94.0	—%
Lead (%)	94.3	94.7	—%	94.1	94.8	(1)%
Zinc (%)	82.9	82.0	1%	82.0	82.3	—%

Metal Production
Gold (ounces)	1,183	2,458	(52)%	2,329	4,010	(42)%
Silver (in thousands of ounces)	1,655	1,590	4%	3,372	3,370	—%
Silver equivalent (in thousands of ounces)*	1,751	1,815	(4)%	3,553	3,725	(5)%
Lead (in thousands of pounds)	13,202	16,065	(18)%	28,821	33,881	(15)%
Zinc (in thousands of pounds)	5,811	4,601	26%	12,245	11,422	7%

Cost Data*
Mining cost ($/tonne)	67.17	64.77	4%	66.63	64.23	4%
Shipping cost ($/tonne)	2.43	2.66	(9)%	2.40	2.49	(4)%
Milling cost ($/tonne)	12.73	13.10	(3)%	12.33	12.81	(4)%
Production cost ($/tonne)	82.33	80.53	2%	81.36	79.53	2%
All-in sustaining production cost ($/tonne)	145.53	149.94	(3)%	142.73	141.53	1%

Cash cost per ounce of silver, net of by-product credits ($)	(0.73)	(1.00)	27%	(1.21)	(0.63)	(92)%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	11.66	11.50	1%	10.72	10.41	3%

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

*Alternative performance (non-IFRS) measure. Please refer to section 12 for reconciliation.

(i)	Mine and Mill Production

For the three months ended September 30, 2024 (“Q2 Fiscal 2025”), on a consolidated basis, the Company mined 361,440 tonnes of ore, up 32% compared to 273,465 tonnes in the three months ended September 30, 2023 (“Q2 Fiscal 2024”). Ore milled was 297,205 tonnes, up 14% compared to 261,107 tonnes in Q2 Fiscal 2024.

For the six months ended September 30, 2024, on a consolidated basis, the Company mined 705,287 tonnes of ore, up 22% compared to 576,685 tonnes in the same prior year period. Ore milled was 604,901 tonnes, up 9% compared to 556,202 tonnes in the same prior year period.

(ii)	Metal Production

In Q2 Fiscal 2025, the Company produced approximately 1,183 ounces of gold, 1.7 million ounces of silver, or approximately 1.8 million ounces of silver equivalent, plus 13.2 million pounds of lead and 5.8 million pounds of zinc, representing increases of 4% and 26% in silver and zinc and decreases of 52%, 4%, and 18% in gold, silver equivalent, and lead production over Q2 Fiscal 2024. The decrease in gold and lead production is mainly due to i) approximately 129,000 tonnes of unprocessed ore stockpiled due to mill capacity constraints and ii) a lower lead head grade.

For the six months ended September 30, 2024, the Company produced approximately 2,329 ounces of gold, 3.4 million ounces of silver, or approximately 3.6 million ounces of silver equivalent, plus 28.8 million pounds of lead and 12.2 million of pounds of zinc, representing increases of 0.1% and 7% in silver and zinc production, and decreases of 42%, 5% and 15%, respectively, in gold, silver equivalent and lead production over the same prior year period. The Company expects that once the stockpiled ore is processed in the third and fourth quarters, the Company will meet its annual production guidance.

(iii)	Per Tonne Cost[2]

In Q2 Fiscal 2025, the consolidated mining cost was $67.17 per tonne, up 4% compared to $64.77 per tonne in Q2 Fiscal 2024. The increase was mainly due to more mining preparation tunnels and grade control drilling completed and expensed as part of the mining cost in the current quarter. The consolidated milling cost was $12.73 per tonne, down 3% compared to $13.10 per tonne in Q2 Fiscal 2024. Correspondingly, the consolidated production cost per tonne of ore processed was $82.33 per tonne, up 2% compared to $80.53 per tonne in Q2 Fiscal 2024, while the all-in sustaining production cost per tonne of ore processed was $145.53 per tonne, down 3% compared to $149.94 per tonne in Q2 Fiscal 2024. The decrease was mainly due to a decrease of 4% in per tonne sustaining capital expenditures, offset by an increase of 2% in the per tonne production cost.

For the six months ended September 30, 2024, the consolidated mining cost was $66.63 per tonne, up 4% compared to $64.23 per tonne in the same prior year period. The consolidated milling cost was $12.33 per tonne, down 4% compared to $12.81 per tonne in the same prior year period. Correspondingly, the consolidated production cost per tonne of ore processed was $81.36 per tonne, up 2% compared to $79.53 per tonne in the same prior year period, while the all-in sustaining production cost per tonne ore processed was $142.73 per tonne, up 1% compared to $141.53 per tonne in the same prior year period.

(iv)	Cost per Ounce of Silver, Net of By-Product Credits[1]

In Q2 Fiscal 2025, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $0.73, compared to negative $1.00 in Q2 Fiscal 2024. The increase was mainly due to the 2% increase in per tonne production cost, partially offset by an increase of $1.7 million in by-product credits. The consolidated all-in sustaining cost per ounce of silver, net of

[2]	Non-IFRS measures, please refer to section 12 for reconciliation.

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

by-product credits, was $11.66, up 1% compared to $11.50 in Q2 Fiscal 2024. The increase was mainly due to the increase in the cash costs per ounces of silver, net of by-product credits.

For the six months ended September 30, 2024, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $1.21, compared to negative $0.63 in the same prior year period. The consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $10.72, compared to 10.41 in the same prior year period.

(v)	Exploration and Development

The following table summarizes the development work and capital expenditures in Q2 Fiscal 2025.

	Capitalized Development and Exploration Expenditures								Expensed
	Ramp and Development Tunnels		Exploration Tunnels		Drilling and other		Equipment & Mill and TSF	Total	Mining Preparation Tunnels	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Q2 Fiscal 2025
Ying Mining District	4,589	$5,841	17,440	$7,445	8,843	$336	$9,487	$23,109	23,008	52,136
GC Mine	154	4	2,743	1,308	9,649	210	69	1,591	2,642	4,659
El Domo	—	—	—	—	—	2,533	—	2,533	—	—
Condor	—	—	—	—	—	569	—	569	—	—
Other	—	—	—	—	—	249	8	257	—	—
Consolidated	4,743	5,845	20,183	8,753	18,492	3,897	9,564	28,059	25,650	56,795

Q2 Fiscal 2024
Ying Mining District	2,703	$1,943	20,147	$8,042	40,854	$1,481	$2,266	$13,732	9,460	22,968
GC Mine	248	195	1,629	428	5,782	420	193	1,236	1,408	6,580
Other	—	—	—	—	—	76	14	90	—	—
Consolidated	2,951	2,138	21,776	8,470	46,636	1,977	2,473	15,058	10,868	29,548

Changes (%)
Ying Mining District	70%	201%	(13)%	(7)%	(78)%	(77)%	319%	68%	143%	127%
GC Mine	(38)%	(98)%	68%	206%	67%	(50)%	(64)%	29%	88%	(29)%
Other	—%	—%	—%	—%	—%	228%	(43)%	186%	—%	—%
Consolidated	61%	173%	(7)%	3%	(60)%	97%	287%	86%	136%	92%

Total capital expenditures in Q2 Fiscal 2025 were $28.1 million, up 86% compared to $15.1 million in Q2 Fiscal 2024. The increase was mainly due to more tunneling completed and the construction of the No. 3 tailings storage facility (“TSF”) and mill expansion at the Ying Mining District, as well as additional expenditures incurred at the newly acquired El Domo Project and Condor Project. Total capital expenditures incurred to construct the TSF were approximately $4.0 million in Q2 Fiscal 2025 and $16.0 million since the inception of construction. The capital expenditures incurred for the 1,500 tonnes per day mill expansion were approximately $2.8 million in Q2 Fiscal 2025 and $3.2 million since the inception of construction.

In Q2 Fiscal 2025, on a consolidated basis, a total of 75,287 metres or $2.0 million worth of diamond drilling were completed (Q2 Fiscal 2024 – 76,184 metres or $2.6 million), of which approximately 56,795 metres or $1.5 million worth of diamond drilling were expensed as part of mining costs (Q2 Fiscal 2024 – 29,548 metres or $0.6 million) and approximately 18,492 metres or $0.5 million worth of diamond drilling were capitalized (Q2 Fiscal 2024 – 40,636 metres or $2.0 million). In addition, approximately 25,650 metres or $9.2 million worth of preparation tunneling were completed and expensed as part of mining costs (Q2 Fiscal 2024 – 10,868 metres or $4.1 million), and approximately 24,926 metres

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

or $14.6 million worth of tunnels, raises, ramps and declines were completed and capitalized (Q2 Fiscal 2024 – 24,727 metres or $10.6 million).

For the six months ended September 30, 2024, the development work and capital expenditures are summarized as follows:

	Capitalized Development and Exploration Expenditures								Expensed
	Ramp and Development Tunnels		Exploration Tunnels		Drilling and other		Equipment & Mill and TSF	Total	Mining Preparation Tunnels	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Six months ended September 30, 2024
Ying Mining District	19,654	$13,522	32,530	$11,773	29,879	$999	$14,057	$40,351	34,838	96,959
GC Mine	1,935	963	5,849	2,294	25,570	555	110	3,922	5,107	10,192
El Domo	—	—	—	—	—	2,533	—	2,533	—	—
Condor	—	—	—	—	—	569	—	569	—	—
Other	—	—	—	—	—	325	16	341	—	—
Consolidated	21,589	14,485	38,379	14,067	55,449	4,981	14,183	47,716	39,945	107,151

Six months ended September 30, 2023
Ying Mining District	5,756	$4,205	39,550	$15,243	73,693	$2,632	$5,696	$27,776	17,903	48,905
GC Mine	248	195	5,442	1,722	13,708	938	193	3,048	4,463	24,477
Other	—	—	—	—	—	127	23	150	—	—
Consolidated	6,004	4,400	44,992	16,965	87,401	3,697	5,912	30,974	22,366	73,382

Changes (%)
Ying Mining District	241%	222%	(18)%	(23)%	(59)%	(62)%	147%	45%	95%	98%
GC Mine	680%	394%	7%	33%	87%	(41)%	(43)%	29%	14%	(58)%
Other	—%	—%	—%	—%	—%	156%	(30)%	127%	—%	—%
Consolidated	260%	229%	(15)%	(17)%	(37)%	35%	140%	54%	79%	46%

Total capital expenditures for the six months ended September 30, 2024 were $47.7 million, up 55% compared to $31.0 million during the same prior year period. On a consolidated basis, a total of 162,600 metres or $4.3 million worth of diamond drilling were completed (same prior year period – 160,783 metres or $5.3 million), of which approximately 107,151 metres or $2.7 million worth of underground drilling were expensed as part of mining costs (same prior year period – 73,382 metres or $1.6 million) and approximately 55,449 metres or $1.6 million worth of drilling were capitalized (same prior year period – 87,401 metres or $3.7 million). In addition, approximately 39,945 metres or $15.1 million worth of preparation tunneling were completed and expensed as part of mining costs (same prior year period – 22,366 metres or $8.1 million), and approximately 59,968 metres or $28.6 million worth of tunnels, raises, ramps and declines were completed and capitalized (same period year period – 50,996 metres or $21.4 million).

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(b)	Individual Mine Performance

(i)	Ying Mining District

The following table summarizes the operational information at the Ying Mining District for the three and six months ended September 30, 2024 and 2023. The Ying Mining District is the Company’s primary source of production and revenue, and consists of four mining licenses, including the SGX, HPG, TLP-LME-LMW, and DCG mines.

Ying Mining District	Three months ended September 30,			Six months ended September 30,
	2024	2023	Changes	2024	2023	Changes
Production Data
Ore Mined (tonnes)	272,046	220,636	23%	528,125	434,384	22%
Ore Milled (tonnes)
Gold Ore	17,075	12,800	33%	25,551	23,693	8%
Silver Ore	193,423	200,068	(3)%	406,189	397,984	2%
	210,498	212,868	(1)%	431,740	421,677	2%
Average Head Grades
Silver (grams/tonne)	240	235	2%	238	244	(2)%
Lead (%)	2.8	3.5	(20)%	3.0	3.5	(14)%
Zinc (%)	0.6	0.7	(14)%	0.6	0.7	(14)%

Average Recovery Rates
Gold (%)**	92.2	91.1	1%	92.6	91.7	1%
Silver (%)	94.9	95.0	—%	94.9	95.0	—%
Lead (%)	94.0	95.0	(1)%	94.2	95.3	(1)%
Zinc (%)	70.4	71.1	(1)%	71.4	70.3	2%

Metal Production
Gold (ounces)	1,183	2,458	(52)%	2,329	4,010	(42)%
Silver (in thousands of ounces)	1,518	1,506	1%	3,090	3,103	—%
Silver equivalent (in thousands of ounces)*	1,614	1,731	(7)%	3,271	3,458	(5)%
Lead (in thousands of pounds)	11,970	15,018	(20)%	26,050	30,400	(14)%
Zinc (in thousands of pounds)	1,795	2,197	(18)%	4,263	4,310	(1)%

Cost Data*
Mining cost ($/tonne)	77.82	68.86	13%	77.38	70.00	11%
Shipping cost ($/tonne)	3.38	3.25	4%	3.29	3.26	1%
Milling cost ($/tonne)	11.66	11.42	2%	10.98	11.28	(3)%
Production cost ($/tonne)	92.86	83.53	11%	91.65	84.54	8%
All-in sustaining production cost ($/tonne)	146.90	142.84	3%	143.51	138.42	4%

Cash cost per ounce of silver, net of by-product credits ($)	0.62	(1.37)	(145)%	(0.05)	(0.52)	(90)%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	9.05	8.06	12%	8.07	7.58	6%

* Alternative performance (non-IFRS) measure. Please refer to section 12 for reconciliation.

** Gold recovery only refers to the recovery rate for gold ore processed.

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

In Q2 Fiscal 2025, a total of 272,046 tonnes of ore were mined at the Ying Mining District, up 23% compared to 220,636 tonnes in Q2 Fiscal 2024, and 210,498 tonnes of ore were milled, down 1% compared to 212,868 tonnes in Q2 Fiscal 2024.

Average head grades of ore processed were 240 g/t for silver, 2.8% for lead, and 0.6% for zinc compared to 235 g/t for silver, 3.5% for lead, and 0.7% for zinc in Q2 Fiscal 2024. The silver head grade achieved is higher than the Company’s Fiscal 2025 annual guidance of 235 g/t.

Metals produced at the Ying Mining District were approximately 1,183 ounces of gold, 1.5 million ounces of silver, or approximately 1.6 million ounces of silver equivalent, plus 12.0 million pounds of lead, and 1.8 million pounds of zinc, representing a production increase of 1% in silver and decreases of 52%, 7%, 20%, and 18%, respectively, compared to 2,458 ounces of gold, 1.5 million ounces of silver, or approximately 1.7 million silver equivalent, plus 15.0 million pounds of lead, and 2.2 million pounds of zinc in Q2 Fiscal 2024. The decrease in gold, lead and zinc production is mainly due to i) milled ore is 1% lower with approximately 129,000 tonnes of unprocessed ore stockpiled and ii) lower lead and zinc head grades. The Company expects the stockpiled ore will be processed in the third and fourth quarters after the 1,500 tonne per day mill expansion at the Ying Mining District is achieved in the third quarter of Fiscal 2025.

In Q2 Fiscal 2025, the mining cost at the Ying Mining District was $77.82 per tonne, up 13% compared to $68.86 per tonne in Q2 Fiscal 2024, while the milling cost was $11.66 per tonne, up 2% compared to $11.42 per tonne in Q2 Fiscal 2024. The increase in per tonne mining cost is mainly due to more mining preparation tunnels and grade control drilling completed and expensed as part of the mining costs. Correspondingly, the production cost per tonne of ore processed was $92.86, up 11% compared to $83.53 in Q2 Fiscal 2024. The all-in sustaining cost per tonne of ore processed was $146.90, up 3% compared to $142.84 in Q2 Fiscal 2024. The increase was mainly due to the increase in the per tonne production cost as discussed above.

In Q2 Fiscal 2025, the cash cost per ounce of silver, net of by-product credits, at the Ying Mining District was $0.62, compared to negative $1.37 in Q2 Fiscal 2024. The increase was mainly due to the increase in per tonne production cost as discussed above. The all-in sustaining cost per ounce of silver, net of by-product credits, was $9.05, compared to $8.06 in Q2 Fiscal 2024.

In Q2 Fiscal 2025, a total of 60,979 metres or $1.8 million worth of diamond drilling were completed (Q2 Fiscal 2024 – 63,822 metres or $2.0 million), of which approximately 52,136 metres or $1.4 million worth of diamond drilling were expensed as part of mining costs (Q2 Fiscal 2024 – 22,968 metres or $0.5 million) and approximately 8,843 metres or $0.3 million worth of drilling were capitalized (Q2 Fiscal 2024 – 40,854 metres or $1.5 million). In addition, approximately 23,008 metres or $8.2 million worth of preparation tunneling were completed and expensed as part of mining costs (Q2 Fiscal 2024 – 9,640 metres or $3.6 million), and approximately 22,029 metres or $13.3 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (Q2 Fiscal 2024 – 22,850 metres or $10.0 million).

For the six months ended September 30, 2024, a total of 528,125 tonnes of ore were mined and 431,740 tonnes of ore were milled at the Ying Mining District, compared to 434,384 tonnes mined and 421,677 tonnes milled in the same prior year period.

Average head grades of ore processed were 238 g/t for silver, 3.0% for lead, and 0.6% for zinc compared to 244 g/t for silver, 3.5% for lead, and 0.7% for zinc in the same prior year period.

Metals produced at the Ying Mining District were approximately 2,329 ounces of gold, 3.1 million ounces of silver, or approximately 3.3 million ounces of silver equivalent, plus 26.1 million pounds of lead and 4.3 million pounds of zinc, down 42%, 5%, 14% and 1%, respectively, in gold, silver equivalent, lead and zinc production, compared to 4,010 ounces of gold, 3.1 million ounces of silver, or approximately 3.5 million ounces of silver equivalent, 30.4 million pounds of lead, and 4.3 million pounds of zinc in the same prior year period.

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

For the six months ended September 30, 2024, the mining cost at the Ying Mining District was $77.38 per tonne, up 11% compared to $70.00 per tonne in the same prior year period while the milling costs was $10.98 per tonne, down 3% compared to $11.28 per tonne in the same prior year period. Correspondingly, the production cost per tonne of ore processed was $91.65, up 8% compared to $84.54 in the same prior year period. The all-in sustaining costs per tonne of ore processed was $143.51, up 4% compared to $138.42 in the same prior year period. The increase was mainly due the increases in the production costs per tonne and $0.6 million in general administrative expenses.

For the six months ended September 30,2024, the cash cost per ounce of silver, net of by-product credits, at the Ying Mining District was negative $0.05, compared to negative $0.52 in the same prior year period. The all-in sustaining cost per ounce of silver, net of by-product credits was $8.07, up 6% compared to $7.58 in the same prior year period. The increase was mainly due to the increases of $0.4 million in cash production costs and $3.3 million in general administrative expenses.

For the six months ended September 30, 2024, a total of 126,838 metres or $4.3 million worth of diamond drilling were completed (same prior year period – 122,598 metres or $3.8 million), of which approximately 96,959 metres or $2.7 million worth of underground drilling were expensed as part of mining costs (same prior year period – 48,905 metres or $1.2 million) and approximately 29,879 metres or $1.6 million worth of drilling were capitalized (same prior year period – 73,693 metres or $2.6 million). In addition, approximately 34,838 metres or $15.1 million worth of preparation tunneling were completed and expensed as part of mining costs (same prior year period – 17,903 metres or $6.8 million), and approximately 52,184 metres or $25.3 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (same prior year period – 45,306 metres or $19.4 million).

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(ii)	GC Mine

The following table summarizes the operational information at the GC Mine for the three and six months ended September 30, 2024 and 2023:

GC Mine	Three months ended September 30,			Six months ended September 30,
	2024	2023	Changes	2024	2023	Changes
Production Data
Ore Mined (tonnes)	89,394	52,829	69%	177,162	142,301	24%
Ore Milled (tonnes)	86,707	48,239	80%	173,161	134,525	29%

Average Head Grades
Silver (grams/tonne)	61	66	(8)%	63	75	(16)%
Lead (%)	0.8	1.1	(27)%	0.8	1.3	(38)%
Zinc (%)	2.4	2.5	(4)%	2.4	2.7	(11)%

Average Recovery Rates
Silver (%) **	82.2	82.7	(1)%	83.2	82.7	1%
Lead (%)	87.9	90.2	(3)%	89.1	90.6	(2)%
Zinc (%)	90.2	89.8	—%	90.3	90.2	—%

Metal Production
Silver (in thousands of ounces)	137	84	63%	282	267	6%
Lead (in thousands of pounds)	1,232	1,047	18%	2,771	3,481	(20)%
Zinc (in thousands of pounds)	4,016	2,404	67%	7,982	7,112	12%

Cost Data*
Mining cost ($/tonne)	34.75	47.70	(27)%	34.57	46.63	(26)%
Milling cost ($/tonne)	15.33	20.48	(25)%	15.71	17.62	(11)%
Production cost ($/tonne)	50.08	68.18	(27)%	50.28	64.25	(22)%
All-in sustaining production cost ($/tonne)	74.53	99.75	(25)%	78.97	94.12	(16)%

Cash cost per ounce of silver, net of by-product credits ($)	(15.67)	5.64	(378)%	(13.85)	(1.99)	596%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	1.62	25.95	(94)%	5.19	14.49	(64)%

* Alternative performance (non-IFRS) measure. Please refer to section 12 for reconciliation.

** Silver recovery includes silver recovered in lead concentrate and silver recovered in zinc concentrate.

In Q2 Fiscal 2025, a total of 89,394 tonnes of ore were mined at the GC Mine, up 69% compared to 52,829 tonnes in Q2 Fiscal 2024, while 86,707 tonnes were milled, up 80% compared to 48,239 tonnes in Q2 Fiscal 2024.

In Q2 Fiscal 2025, approximately 12,700 tonnes of waste was removed through the XRT Ore Sorting System.

Average head grades of ore milled were 61 g/t for silver, 0.8% for lead, and 2.4% for zinc compared to 66 g/t for silver, 1.1% for lead, and 2.5% for zinc in Q2 Fiscal 2024.

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Metals produced at the GC Mine were approximately 137 thousand ounces of silver, 1.2 million pounds of lead, and 4.0 million pounds of zinc, representing increases of 63%, 18%, and 67%, respectively, in silver, lead and zinc production, respectively, compared to 84 thousand ounces of silver, 1.0 million pounds of lead, and 2.4 million pounds of zinc in Q2 Fiscal 2024.

The mining cost at the GC Mine was $34.75 per tonne, down 27% compared to $47.70 per tonne in Q2 Fiscal 2024. The decrease was mainly due to an increase of 69% of ores mined resulting in lower per tonne cost allocation. The milling cost was $15.33 per tonne, down 25% compared to $20.48 per tonne in Q2 Fiscal 2024. The production cost per tonne of ore processed was $50.08, down 27% compared to $68.18 in Q2 Fiscal 2024. The all-in sustaining production cost per tonne of ore processed was $74.53, down 25%, compared to $99.75 in Q2 Fiscal 2024. The decrease was primarily due to the decrease in per tonne mining cost as discussed above offset by an increase of $0.6 million in sustaining expenditures.

The cash cost per ounce of silver, net of by-product credits, at the GC Mine, in Q2 Fiscal 2025, was negative $15.67, compared to $5.64 in Q2 Fiscal 2024. The all-in sustaining cost per ounce of silver, net of by-product credits, was $1.62, compared to $25.95 in Q2 Fiscal 2024. The decrease was mainly due to the decrease in per tonne production cost and all-in sustaining production cost as discussed above.

In Q2 Fiscal 2025, approximately 14,308 metres or $0.3 million worth of diamond drilling were completed (Q2 Fiscal 2024 – 12,362 metres or $0.5 million), of which approximately 4,659 metres or $0.1 million worth of underground diamond drilling were expensed as part of mining costs (Q2 Fiscal 2024 – 6,580 metres or $0.1 million) and approximately 9,649 metres or $0.2 million of diamond drilling were capitalized (Q2 Fiscal 2024 – 5,782 metres or $0.4 million). In addition, approximately 2,642 metres or $1.0 million of tunneling were completed and expensed as part of mining costs (Q2 Fiscal 2024 – 1,408 metres or $0.5 million), and approximately 2,897 metres or $1.3 million of horizontal tunnels, raises, and declines were completed and capitalized (Q2 Fiscal 2024 – 1,877 metres or $0.6 million).

For the six months ended September 30, 2024, a total of 177,162 tonnes of ore were mined and 173,161 tonnes were milled at the GC Mine, up 24% and 29%, respectively, compared to 142,301 tonnes mined and 134,525 tonnes milled in the same prior year period.

For the six months ended September 30, 2024, approximately 23,170 tonnes of waste was removed through the XRT Ore Sorting System.

Average head grades of ore milled were 63 g/t for silver, 0.8% for lead, and 2.4% for zinc compared to 75 g/t for silver, 1.3% for lead, and 2.7% for zinc in the same prior year period.

Metals produced at the GC Mine were approximately 282 thousand ounces of silver, 2.8 million pounds of lead, and 8.0 million pounds of zinc, compared to 267 thousand ounces of silver, 3.5 million pounds of lead, and 7.1 million pounds of zinc in the same prior year period. The decrease in lead was mainly due to the lower head grade achieved.

The mining costs at the GC Mine were $34.57 per tonne, down 26% compared to $46.63 per tonne in the same prior year period, and the milling costs were $15.71 per tonne, down 11% compared to $17.62 per tonne in the same prior year period. The production costs per tonne of ore processed were $50.28, down 22% compared to $64.25 in the same prior year period. The all-in sustaining production costs per tonne of ore processed were $78.97, down 16%, compared to $94.12 in the same prior year period. The decrease was primarily due to more ores mined and processed resulting in lower per tonne cost allocation.

For the six months ended September 30, 2024, the cash cost per ounce of silver, net of by-product credits, at the GC Mine, was negative $13.85, compared to negative $1.99 in the same prior year period. The all-in sustaining cost per ounce of silver, net of by-product credits, was $5.19, compared to $14.49 in the same prior year period.

For the six months ended September 30, 2024, approximately 35,762 metres or $0.8 million worth of diamond drilling were completed (same prior year period – 38,185 metres or $1.4 million), of which approximately 10,192 metres or $0.2

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

million worth of underground drilling were expensed as part of mining costs (same prior year period – 24,477 metres or $0.4 million) and approximately 25,570 metres or $0.6 million of drilling were capitalized (same prior year period – 13,708 metres or $0.9 million). In addition, approximately 5,107 metres or $2.0 million of tunneling were completed and expensed as part of mining costs (same prior year period – 4,463 metres or $1.3 million), and approximately 7,784 metres or $3.3 million of horizontal tunnels, raises, and declines were completed and capitalized (same prior year period – 5,690 metres or $1.9 million).

(iii)	Kuanping Project

Activities at the Kuanping Project have been focused on completing studies and reports as required to construct the mine. The environmental impact assessment report was approved in July 2024, the mine safety facilities design report was approved in September 2024, and the final approval from the provincial authorities to construct the mine is pending.

For the six months ended September 30, 2024, total capital expenditures at the Kuanping Project were $0.3 million, compared to $0.1 million in the same prior year period.

(iv)	BYP Mine

The BYP Mine was placed on care and maintenance since August 2014 due to required capital upgrades to sustain its ongoing production and the market environment. The Company is conducting activities to apply for a new mining license, but the process has taken longer than expected. There is no guarantee that the new mining license for the BYP Mine will be issued, or if it is issued, that it will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed thereon.

(v)	El Domo Project

The Company acquired the El Domo Project through the acquisition of Adventus Mining Corporation (“Adventus”) on July 31, 2024. The El Domo Project is a permitted, pre-construction stage copper-gold project, 75% owned by Adventus. The El Domo Project is located in central Ecuador, approximately 150 km northeast of the major port city of Guayaquil - about a 3-hour drive. The El Domo Project spans low-lying hills and plains between 300 to 900 m above sea level.

In order to develop the El Domo project, Adventus entered into a precious metals purchase agreement (“PMPA”) with Wheaton Precious Metals International Ltd. (“Wheaton”). The PMPA provides Adventus with access to an upfront cash consideration of $175.5 million and a $5.0 million equity commitment. Of this, $13.0 million was made available as an early deposit (the “Early Deposit”) for pre-construction activities, and $0.5 million for local community development initiatives (the “ESG Deposit”) prior to production. The remainder will be available in four installments during construction, subject to certain customary conditions precedent being satisfied.

Under the PMPA, Wheaton will purchase 50% of the payable gold production until 145,000 ounces have been delivered, thereafter dropping to 33% for the life of mine; and 75% of the payable silver production until 4,600,000 ounces have been delivered, thereafter dropping to 50% for the life of mine.

Wheaton will make ongoing payments for the gold and silver ounces delivered equal to 18% of the spot prices (“Production Payment”) until the value of gold and silver delivered less the Production Payment is equal to the upfront consideration of $175.5 million, at which point the Production Payment will increase to 22% of the spot prices.

As at September 30, 2024, Wheaton advanced Adventus a total of $13.25 million (July 31, 2024 - $13.25 million), being the $13.0 million as Early Deposit and $0.25 million as ESG Deposit to support the training programs for members of the communities. Pursuant to the terms of the PMPA, Adventus was required to deliver approximately 92.3 ounces to Wheaton monthly until the development of El Domo reaches certain milestones or the deposits will be repaid. The estimated liabilities of this gold delivery were $2.3 million as at September 30, 2024, which are derivative liabilities and have been included in the accounts payable and accrued liabilities on the unaudited condensed consolidated interim statements of financial position.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

In June 2024, an action seeking to void the environmental license of the El Domo Project was brought in the local court in Las Naves Canton, Bolívar Province, Ecuador (the “Court”) by a group of plaintiffs alleging defects in the environmental consultation process for the El Domo Project. The Court rejected the litigation on July 24, 2024 ruling that the Ecuadorean government correctly discharged its environmental consultation obligations prior to issuing an environmental license for the El Domo Project. The plaintiffs filed an appeal (the “Appeal”) to the provincial court, and the Appeal was heard by the provincial court of Bolívar Province on October 17, 2024, but a ruling has not yet been made.

Since the Adventus acquisition, the Company has been diligently working to reorganize its operational structure in Ecuador and to advance the El Domo Project. The Company reviewed the execution plan, specifically the contracting plan, purchasing plan and construction sequencing, completed an 800 m metallurgical drilling program to facilitate a metallurgical test work program aiming to optimize the process flow sheet to improve gold recovery in copper concentrate, re-initiated the engineering works to optimize the mine layout and processing plant, such as relocating the camp and mill building to reduce civil excavation, relocating the maintenance shop beside the plant allowing for sharing of electrical infrastructure, and adjusting plans for surface water management infrastructure to simply construction and reduce civil excavation and concrete requirements. Total expenditures incurred in Q2 Fiscal 2025 were $2.5 million.

(vi)	Condor Project

The Condor Project in southern Ecuador is 98.7% owned by Adventus so was acquired by the Company through its acquisition of Adventus on July 31, 2024. The Condor Project is located within one of the most mineralized trends in Ecuador, near large-scale operations such as the Fruta del Norte gold mine (33 km north) and the Mirador copper mine (55 km north).

Since the acquisition, the Company has been diligently working to reorganize the Condor operational structure, conduct a resources review to assess future development plans, and initiate site control activities. Total expenditures incurred in Q2 Fiscal 2025 were $0.6 million.

(c)	Annual Operating Outlook

Unless otherwise stated, all reference to Fiscal 2025 Guidance in the MD&A refer to the “Fiscal 2025 Operating Outlook” section in the Company’s Fiscal 2024 Annual MD&A dated May 22, 2024 (“Fiscal 2025 Guidance”) filed under the Company’s SEDAR+ profile at www.sedarplus.ca.

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(i)	Production and Production Costs

The following table summarizes the production and production cost achieved for six months ended September 30, 2024 compared to the respective Fiscal 2025 Guidance:

		Head grades				Metal production				Production cost
	Ore processed	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc	Cash cost	AISC
	(tonnes)	(g/t)	(g/t)	(%)	(%)	(oz)	(Koz)	(Klbs)	(Klbs)	($/t)	($/t)
Six months ended September 30, 2024
Ying Mining District	431,740	0.23	238	3.0	0.6	2,329	3,090	26,050	4,263	91.65	143.51
GC Mine	173,161	—	63	0.8	2.4	—	282	2,771	7,982	50.28	78.97
Consolidated	604,901					2,329	3,372	28,821	12,245	81.36	142.73

Fiscal 2025 Guidance
Ying Mining District	860,000-955,000	0.30	235	3.1	0.8	7,900-9,000	6,210-6,680	57,160-61,890	8,877-10,986	83.7-88.1	142.4-153.2
GC Mine	291,000-301,000	—	68	1.1	3.0	0-0	540-550	7,070-7,450	18,240-19,110	54.4-55.5	99.3-99.7
Consolidated	1,151,000-1,256,000					7,900-9,000	6,750-7,230	64,230-69,340	27,938-31,013	77.0-79.6	143.6-152.3

The 1,500 tonne per day mill expansion at the Ying Mining District has been substantially completed and commissioning trial runs to process the 129,000 tonnes of stockpiled ore have commenced. With the mill capacity constraint issue resolved and improved mining productivity, the Company expects that it is able to achieve its fiscal 2025 production guidance.

The consolidated all-in sustaining production cost per tonne was within the guidance, while the per tonne production cost was slightly over the annual guidance as more tunneling and drilling were expensed as part of mining costs at the Ying Mining District.

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(ii)	Development and Capital Expenditures

The following table summarizes the development work and capitalized expenditures for the six months ended September 30, 2024 compared to the respective Fiscal 2025 Guidance.

	Capitalized Development and Expenditures								Expensed
	Ramp and Development Tunnels		Exploration Tunnels		Drilling		Equipment & Mill and TSF	Total	Mining Preparation Tunnels	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Six months ended September 30, 2024
Ying Mining District	19,654	$13,522	32,530	$11,773	29,879	$999	14,057	$40,351	34,838	96,959
GC Mine	1,935	963	5,849	2,294	25,570	555	110	3,922	5,107	10,192
El Domo	—	—	—	—	—	2,533	—	2,533	—	—
Condor	—	—	—	—	—	569	—	569	—	—
Other	—	—	—	—	—	325	16	341	—	—
Consolidated	21,589	$14,485	38,379	$14,067	55,449	$4,981	$14,183	$47,716	39,945	107,151

Fiscal 2025 Guidance
Ying Mining District	45,100	27,300	45,800	17,400	137,700	3,400	30,600	78,700	37,800	117,300
GC Mine	8,000	4,500	9,700	5,000	51,500	1,300	300	11,100	7,100	18,700
Other	—	—	—	—	—	—	1,000	1,000	—	—
Consolidated	53,100	$31,800	55,500	$22,400	189,200	$4,700	$31,900	$90,800	44,900	136,000

Percentage of Fiscal 2025 Guidance
Ying Mining District	44%	28%	71%	68%	22%	29%	46%	51%	92%	83%
GC Mine	24%	21%	60%	46%	50%	43%	37%	35%	72%	55%
Other	—	—	—	—	—	—	2%	34%	—	—
Consolidated	41%	46%	69%	63%	29%	106%	44%	53%	89%	79%

To boost productivity at the Ying Mining District, the Company will continue its planned tunneling development program by adding various ramps and other development tunnel to connect mining areas and facilitate improved access throughout the mine. The new tailings storage facility should be ready to receive tailings by the end of November, 2024. At the El Domo Project, the Company also expects to finalize the project execution planning and detailed engineering and engage contractors to begin the road access and site construction work in the next two quarters.

(iii)	Mining License Renewal

Based on information posted on the website of the Mineral Rights Administration of the Department of Natural Resources of Henan Province, China (the “Department of Natural Resources”), the Company’s application to renew the Yuelianggou Mining License (the “License”), containing the SGX and HZG silver-lead-zinc mines, located in the western part of the Ying Mining District, for another 11 years to September 24, 2035 with an increase in allowable production capacity to 500,000 tonnes per year, has been approved by the Department of Natural Resources. An assessment report, prepared by a third party regarding the historical government investment in the License area and the payment required to transfer the mineral resources to the Company was published on the website of the Department of Natural Resources and was available for public inquiry until November 5, 2024. If the Department of Natural Resources does not receive any objections to the assessment report by the end of the public inquiry period, the Department of Natural Resources will enter into a mineral resource transfer agreement with the Company and a digital certificate representing the License will be issued to the Company. The Company has not been made aware of any objections. Based on the current assessment report, the Company may be required to make a payment of approximately $7.2 million to the government upon issuance of the License.

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

4.	Acquisition of Adventus

On July 31, 2024, the Company completed the acquisition of Adventus through the purchase of all issued and outstanding common shares of Adventus, not already owned by Silvercorp, by issuing a total of 38,818,841 Silvercorp shares to the shareholders of Adventus. The Company also issued a total of 1,766,721 Silvercorp stock options to replace Adventus’ outstanding options, and 2,787,020 Silvercorp warrants to replace Adventus’ outstanding warrants. All Adventus restricted share units outstanding immediately before closing were settled in cash, funded by the Company through Adventus.

Adventus is a Canadian company focused on the exploration and development of copper-gold mineral projects, mainly the El Domo Project and the Condor Project, in Ecuador. Adventus owns 75% interest in the El Domo Project and 98.7% interest in the Condor Project.

The acquisition has been accounted for as an asset acquisition as it was determined that the mineral projects did not constitute a business as defined by IFRS 3 - Business Combination. The consideration paid along with the transaction costs incurred in connection with the acquisition of Adventus, was determined in accordance with IFRS 2 - Share-based Payment, and was allocated to the assets acquired and liabilities assumed based on their relative fair values.

Table below summarizes the total acquisition costs incurred and their allocation to the assets acquired and liabilities assumed.

Consideration Paid
38,818,841 common shares of Silvercorp issued	$146,016
1,766,721 stock options of Silvercorp issued	2,403
2,787,020 warrants of Silvercorp issued	2,098
Previously held interest in Adventus	25,748
Funds advanced to Adventus before closing	1,239
$177,504
Transaction costs	3,838
Total acquisition costs to be allocated	$181,342

Fair value of assets acquired and liabilities assumed
Cash and cash equivalent	$3,483
Other receivable	710
Prepaid and deposits	324
Other investment	21
Property, plant and equipment	523
Mineral right and properties	225,958
Other assets	645
Accounts payable and accrued liabilities	(14,248)
Lease obligation	(16)
Deposit received	(13,250)
Non-controlling interests	(22,808)
Net assets acquired	$181,342

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

5.	Investment in Associates

(a)	Investment in New Pacific Metals Corp.

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). The Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

As at September 30, 2024, the Company owned 46,907,606 common shares of NUAG (March 31, 2024 – 46,904,706), representing an ownership interest of 27.4% (March 31, 2024 – 27.4%).

The summary of the investment in NUAG common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of NUAG’s common shares per quoted market price
As at April 1, 2023	44,351,616	$43,253	$119,621
Participation in bought deal	2,541,890	4,982
Purchase from open market	11,200	15
Dilution gain		733
Share of net loss		(1,784)
Share of other comprehensive loss		(28)
Foreign exchange impact		(91)
As at March 31, 2024	46,904,706	$47,080	$63,693
Purchase from open market	2,900	4
Share of net loss		(749)
Share of other comprehensive loss		31
Foreign exchange impact		169
As at September 30, 2024	46,907,606	$46,535	$69,498

(b)	Investment in Tincorp Metals Inc.

Tincorp Metals Inc. (“TIN”), formerly Whitehorse Gold Corp., is a Canadian public company listed on the TSX Venture Exchange (symbol: TIN). The Company accounts for its investment in TIN using the equity method as it is able to exercise significant influence over the financial and operating policies of TIN.

In January 2024, the Company and TIN entered into an interest-free unsecured credit facility agreement with no conversion features (the “Facility”) to allow TIN to advance up to $1.0 million from the Company. Upon signing the Facility, the Company advanced $0.5 million to TIN and received 350,000 common shares of TIN as the Bonus Shares for granting the Facility. In April 2024, the Company provided the remaining $0.5 million to TIN. The Facility has a maturity date of January 31, 2025.

As at September 30, 2024, the Company owned 19,864,285 common shares of TIN (March 31, 2024 – 19,864,285), representing an ownership interest of 29.7% (March 31, 2024 – 29.7%).

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

The summary of the investment in TIN common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of TIN’s common shares per quoted market price
As at April 1, 2023	19,514,285	7,442	6,777
Tincorp shares received under credit facility agreement	350,000	78
Share of net loss		(908)
Share of other comprehensive income		(8)
Impairment		(4,251)
Foreign exchange impact		(7)
As at March 31, 2024	19,864,285	$2,346	$2,346
Share of net loss		(135)
Share of other comprehensive income		(7)
Foreign exchange impact		7
As at September 30, 2024	19,864,285	$2,211	$2,428

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

6.	Overview of Financial Results

(a)	Selected Annual and Quarterly Information

The following tables set out selected quarterly results for the past ten quarters as well as selected annual results for the past three years. The dominant factors affecting results presented below are the volatility of the realized selling metal prices and the timing of sales. The results for the quarters ended March 31 are normally affected by the extended Chinese New Year holiday.

Fiscal 2025	Quarter Ended		Year to date ended
(In thousands of USD, other than per share amounts)	Jun 30, 2024	Sep 30, 2024	Sep 30, 2024
Revenue	$72,165	$68,003	$140,168
Cost of mine operations	35,651	36,342	71,993
Income from mine operations	36,514	31,661	68,175
Corporate general and administrative expenses	4,287	4,976	9,263
Foreign exchange (gain) loss	(1,749)	1,120	(629)
Share of loss in associates	412	472	884
Gain on investments	(2,216)	(3,840)	(6,056)
Other items	1,919	1,316	3,235
Income from operations	33,861	27,617	61,478
Finance items	(1,615)	(1,852)	(3,467)
Income tax expenses	7,347	6,415	13,762
Net income	28,129	23,054	51,183
Net income attributable to equity holders of the Company	21,938	17,707	39,645
Basic earnings per share	0.12	0.09	0.21
Diluted earnings per share	0.12	0.09	0.20
Cash dividend declared	2,221	—	2,221
Cash dividend declared per share	0.0125	—	0.0125
Other financial information
Total assets			981,519
Total liabilities			155,960
Total equity attributable to equity holders of the Company			703,889

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Fiscal 2024	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2023	Sep 30, 2023	Dec 31, 2023	Mar 31, 2024	Mar 31, 2024
Revenue	$60,006	$53,992	$58,508	$42,681	$215,187
Cost of mine operations	36,705	33,049	35,201	29,643	134,598
Income from mine operations	23,301	20,943	23,307	13,038	80,589
Corporate general and administrative expenses	3,650	3,810	3,228	3,407	14,095
Foreign exchange (gain) loss	2,227	(1,314)	701	(1,277)	337
Share of loss in associates	640	705	5,680	(4,333)	2,692
Dilution gain on investment in associate	—	(733)	—	—	(733)
Impairment of investment in associate	—	—	—	4,251	4,251
Loss (gain) on investments	(1,086)	603	(6,204)	(990)	(7,677)
Other items	(130)	912	2,219	702	3,703
Income from operations	18,000	16,960	17,683	11,278	63,921
Finance items	(1,434)	(1,688)	(1,510)	(1,402)	(6,034)
Income tax expenses	6,221	3,878	5,123	5,055	20,277
Net income	13,213	14,770	14,070	7,625	49,678
Net income attributable to equity holders of the Company	9,217	11,050	10,510	5,529	36,306
Basic earnings per share	0.05	0.06	0.06	0.03	0.21
Diluted earnings per share	0.05	0.06	0.06	0.03	0.20
Cash dividend declared	2,214	—	2,214	—	4,428
Cash dividend declared per share	0.0125	—	0.0125	—	0.0250
Other financial information
Total assets					702,815
Total liabilities					105,806
Total equity attributable to equity holders of the Company					507,255

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Fiscal 2023	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2022	Sep 30, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2023
Revenue	$63,592	$51,739	$58,651	$34,147	$208,129
Cost of mine operations	38,690	37,378	36,907	24,371	137,346
Income from mine operations	24,902	14,361	21,744	9,776	70,783
Corporate general and administrative expenses	3,557	3,476	3,171	3,045	13,249
Foreign exchange loss (gain)	(1,656)	(4,340)	850	304	(4,842)
Share of loss in associates	728	771	677	725	2,901
Dilution loss on investment in associate				107	107
Loss (gain) on equity investments	2,671	1,596	(3,010)	1,061	2,318
Impairment charges against mineral rights and properties	—	20,211	—	—	20,211
Other items	231	61	2,791	9	3,092
Income from operations	19,371	(7,414)	17,265	4,525	33,747
Finance items	(800)	(1,023)	69	358	(1,396)
Income tax expenses	6,087	3,811	2,259	1,886	14,043
Net income	14,084	(10,202)	14,937	2,281	21,100
Net income (loss) attributable to equity holders of the Company	10,169	(1,712)	11,916	235	20,608
Basic earnings (loss) per share	0.06	(0.01)	0.07	—	0.12
Diluted earnings (loss) per share	0.06	(0.01)	0.07	—	0.12
Cash dividend declared	2,216	—	2,209	—	4,425
Cash dividend declared per share	0.0125	—	0.0125	—	0.025
Other financial information
Total assets					676,799
Total liabilities					96,968
Total attributable shareholders’ equity					489,053

(b)	Overview of Q2 Fiscal 2025 Financial Results

Net income attributable to equity shareholders of the Company in Q2 Fiscal 2025 was $17.7 million or $0.09 per share, compared to net income of $11.1 million or $0.06 per share in Q2 Fiscal 2024.

Compared to Q2 Fiscal 2024, the Company’s consolidated financial results were mainly impacted by i) increases of 20%, 34%, 15% and 43%, respectively, in the realized selling prices for gold, silver, lead and zinc; ii) increases of 4% and 29%, respectively, in silver and zinc sold; and iii) a $3.8 million in gain on investments, offset by iv) decreases of 51% and 13%, respectively, in gold and lead sold; v) an increase of $2.1 million in mine and corporate administrative expenses; vi) an increase of $1.1 million in business development expenditures; and vii) a negative impact of $2.4 million in foreign exchange.

Excluding certain non-cash, non-recurring, and non-routine items, the adjusted net income attributable to equity shareholders were $17.8 million or $0.09 per share compared to $11.7 million or $0.07 per share in Q2 Fiscal 2024.

Revenue in Q2 Fiscal 2025 was $68.0 million, up 26% compared to $54.0 million in Q2 Fiscal 2024. The increase is mainly due to an increase of $15.2 million arising from the increase in the realized selling prices and an increase of $3.2 million arising from the increase of silver and zinc sold, offset by a decrease of $4.7 million as a result of less gold and lead sold.

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

The following table summarizes the metals sold, net realized selling price and revenue achieved for each metal.

	Three months ended September 30, 2024			Three months ended September 30, 2023
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated

Gold (ounces)	1,239	—	1,239	2,515	—	2,515
Silver (in thousands of ounces)	1,505	136	1,641	1,498	80	1,578
Lead (in thousands of pounds)	11,980	1,278	13,258	14,275	900	15,175
Zinc (in thousands of pounds)	1,818	4,074	5,892	2,163	2,415	4,578

Gold (in thousands of $)	2,699	—	2,699	4,565	—	4,565
Silver (in thousands of $)	40,757	2,711	43,468	29,990	1,163	31,153
Lead (in thousands of $)	12,028	1,259	13,287	12,358	769	13,127
Zinc (in thousands of $)	2,081	4,566	6,647	1,736	1,879	3,615
Other (in thousands of $)	1,139	763	1,902	1,190	342	1,532
	58,704	9,299	68,003	49,839	4,153	53,992

Gold ($ per ounce)	2,178	—	2,178	1,815	—	1,815
Silver ($ per ounce)	27.08	19.93	26.49	20.02	14.54	19.74
Lead ($ per pound)	1.00	0.99	1.00	0.87	0.85	0.87
Zinc ($ per pound)	1.14	1.12	1.13	0.80	0.78	0.79

The net realized selling price is calculated using the Shanghai Metal Exchange (“SME”) price, less smelter charges, recovery, and value added tax (“VAT”). The metal prices quoted on the SME, excluding gold, include VAT. The following table is a comparison among the Company’s average net realized selling prices, prices quoted on the SME, and prices quoted on the London Metal Exchange (“LME”) in Q2 Fiscal 2025 and Q2 Fiscal 2024:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q2 F2025	Q2 F2024	Q2 F2025	Q2 F2024	Q2 F2025	Q2 F2024	Q2 F2025	Q2 F2024
Net realized selling prices	$26.49	$19.74	$2,178	$1,815	$1.00	$0.87	$1.13	$0.79
SME	$32.21	$24.53	$2,452	$1,974	$1.14	$1.00	$1.48	$1.31

LME	$29.45	$23.57	$2,479	$1,929	$0.94	$0.98	$1.28	$1.11

Compared to Q2 Fiscal 2024, the average realized selling prices for silver and gold in Q2 Fiscal 2025 increased by 34% and 20%, respectively, while the average silver and gold prices quoted on the SME increased by 31% and 24%, and the average silver and gold prices quoted on the LME increased by 25% and 29%, respectively.

Costs of mine operations in Q2 Fiscal 2025 were $36.3 million, up 10% compared to $33.0 million in Q2 Fiscal 2024. Items included in costs of mine operations are as follows:

	Q2 Fiscal 2025	Q2 Fiscal 2024	Change
Production cost	$23,337	$21,268	10%
Depreciation and amortization	6,887	6,515	6%
Mineral resource taxes	1,547	1,597	-3%
Government fees and other taxes	715	751	-5%
General and administrative	3,856	2,918	32%
	$36,342	$33,049	10%

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Production cost expensed in Q2 Fiscal 2025 was $23.3 million, up 10% compared to $21.3 million in Q2 Fiscal 2024. The increase was mainly due to the increase in per tonne production costs as well as more silver and zinc sold. The production cost expensed represents approximately 283,500 tonnes of ore processed expensed at $82.33 per tonne, compared to approximately 264,100 tonnes of ore processed expensed at $80.53 per tonne in Q2 Fiscal 2024.

Mine general and administrative expenses for the mine operations in Q2 Fiscal 2025 were $3.9 million, up 32% compared to $2.9 million in Q2 Fiscal 2024. Items included in general and administrative expenses for the mine operations are as follows:

	Q2 Fiscal 2025	Q2 Fiscal 2024	Change
Amortization and depreciation	$272	$264	3%
Office and administrative expenses	1,429	840	70%
Professional Fees	156	124	26%
Salaries and benefits	1,999	1,690	18%
	$3,856	$2,918	32%

Income from mine operations in Q2 Fiscal 2025 was $31.7 million, up 51% compared to $20.9 million in Q2 Fiscal 2024. The increase was mainly due to the increase in revenue arising from the increases in the net realized metal selling prices. Income from mine operations at the Ying Mining District was $29.1 million, compared to $21.8 million in Q2 Fiscal 2024. Income from mine operations at the GC Mine was $3.0 million, compared to a loss of $0.7 million in Q2 Fiscal 2024.

Corporate general and administrative expenses in Q2 Fiscal 2025 were $5.0 million, up 31% or $1.2 million, compared to $3.8 million in Q2 Fiscal 2024. The increase was mainly due to the inclusion of Adventus’ corporate expenditures after the acquisition of Adventus completed on July 31, 2024. Items included in corporate general and administrative expenses are as follows:

	Q2 Fiscal 2025	Q2 Fiscal 2024	Change
Amortization and depreciation	$169	$148	14%
Office and administrative expenses	650	516	26%
Professional Fees	153	239	(36)%
Salaries and benefits	2,822	1,541	83%
Share-based compensation	1,182	1,366	(13)%
	$4,976	$3,810	31%

Property evaluation and business development expense in Q2 Fiscal 2025 was $1.3 million compared to $0.1 million in Q2 Fiscal 2024. The increase was mainly due to a non-routine effort to explore opportunities to list the Company’s common shares on another stock exchange, which incurred a total of $1.2 million expense and was suspended in Q2 Fiscal 2025.

Foreign exchange loss in Q2 Fiscal 2025 was $1.1 million compared to a gain of $1.3 million in Q2 Fiscal 2024. The foreign exchange gain or loss is mainly driven by the exchange rates of the US dollar and the Australian dollar against the Canadian dollar.

Gain on investments in Q2 Fiscal 2025 was $3.8 million, an increase of $4.4 million compared to a loss of $0.6 million in Q2 Fiscal 2024. The gain was mainly due to the fair value changes of mark-to-market investments.

Share of loss in associates in Q2 Fiscal 2025 was $0.5 million, compared to $0.7 million in Q2 Fiscal 2024. Share of loss in an associate represents the Company’s equity pickup in NUAG and TIN.

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Finance income in Q2 Fiscal 2025 was $1.9 million compared to $1.7 million in Q2 Fiscal 2024. The Company invests in short-term investments which include term deposits, money market instruments, and bonds.

Income tax expenses in Q2 Fiscal 2025 were $6.4 million, up 65% compared to $3.9 million in Q2 Fiscal 2024. The increase is mainly due to the increase in taxable income from mine operations and withholding tax. The income tax expense recorded in Q2 Fiscal 2025 included a current income tax expense of $6.1 million (Q2 Fiscal 2024 - $2.5 million) and a deferred income tax expense of $0.3 million (Q2 Fiscal 2024 - $1.4 million). The current income tax expenses in Q2 Fiscal 2025 included withholding tax expenses of $2.4 million (Q2 Fiscal 2024- $nil), which were paid at a rate of 10% on dividends distributed out of China.

(c)	Overview of the Financial Results for the six months ended September 30, 2024

Net income attributable to equity shareholders of the Company for the six months ended September 30, 2024 was $39.6 million or $0.21 per share, compared to net income of $20.3 million or $0.11 per share in the same prior year period.

Compared to the same prior year period, the Company’s consolidated financial results were mainly impacted by i) increases of 19%, 35%, 18% and 32%, respectively, in the realized selling prices for gold, silver, lead and zinc; ii) an increase of $5.6 million in gain on investment, and iii) an increase of $1.5 million in the positive impact from foreign exchange, offset by iv) decreases of 44% and 11%, respectively, in gold and lead sold; and v) an increase of $1.8 million in corporate administrative and vi) an increase of $2.5 million increase in business development expenditures.

Excluding certain non-cash, non-recurring, and non-routine items, the adjusted basic earnings to equity shareholders were $38.4 million or $0.20 per share compared to $24.0 million or $0.14 per share in the prior year quarter.

Revenue for the six months ended September 30, 2024 was $140.2 million, up 23% compared to $114.0 million in the same prior year period. The increase is mainly due to an increase of $32.5 million arising from the increase in the realized selling prices offset by a decrease of $7.0 million as a result of less metals sold. The following table summarizes the metals sold, net realized selling price and revenue achieved for each metal.

	Six months ended September 30, 2024			Six months ended September 30, 2023
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Metal Sales
Gold (ounces)	2,237	—	2,237	4,010	—	4,010
Silver (in thousands of ounces)	3,095	285	3,380	3,129	264	3,393
Lead (in thousands of pounds)	26,099	2,822	28,921	29,277	3,228	32,505
Zinc (in thousands of pounds)	4,311	8,065	12,376	4,295	7,203	11,498
Revenue
Gold (in thousands of $)	4,685	—	4,685	7,080	—	7,080
Silver (in thousands of $)	83,543	5,723	89,266	62,351	3,954	66,305
Lead (in thousands of $)	26,098	2,772	28,870	25,004	2,718	27,722
Zinc (in thousands of $)	4,651	8,577	13,228	3,527	5,747	9,274
Other (in thousands of $)	2,510	1,609	4,119	2,453	1,164	3,617
	121,487	18,681	140,168	100,415	13,583	113,998
Average Selling Price, Net of Value Added Tax and Smelter Charges
Gold ($ per ounce)	2,094	—	2,094	1,766	—	1,766
Silver ($ per ounce)	26.99	20.08	26.41	19.93	14.98	19.54
Lead ($ per pound)	1.00	0.98	1.00	0.85	0.84	0.85
Zinc ($ per pound)	1.08	1.06	1.07	0.82	0.80	0.81

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Costs of mine operations for the six months ended September 30, 2024 were $72.0 million, up 3% compared to $69.8 million in the same prior year period. Items included in costs of mine operations are as follows:

	Six months ended September 30,
	2024	2023	Change
Production cost	$46,805	$45,566	3%
Depreciation and amortization	14,167	14,178	—%
Mineral resource taxes	3,195	2,963	8%
Government fees and other taxes	1,350	1,408	(4)%
General and administrative	6,476	5,639	15%
	$71,993	$69,754	3%

Production cost expensed for the six months ended September 30, 2024 were $46.8 million, up 3% compared to $45.6 million in the same prior year period. The increase was mainly due to the increase in per tonne production costs. The production cost expensed represents approximately 575,300 tonnes of ore processed expensed at $81.36 per tonne, compared to approximately 573,000 tonnes of ore processed expensed at $79.53 per tonne in the same prior year period.

The increase in the mineral resource taxes was mainly due to higher revenue achieved. Government fees and other taxes are comprised of environmental protection fees, surtaxes on VAT, land usage levies, stamp duties and other miscellaneous levies, duties and taxes imposed by the state and local Chinese governments.

Mine general and administrative expenses for the mine operations for the six months ended September 30, 2024 were $6.5 million, up 15% compared to $5.6 million in the same prior year period. Items included in general and administrative expenses for the mine operations are as follows:

	Six months ended September 30,
	2024	2023	Change
Amortization and depreciation	$550	$541	2%
Office and administrative expenses	2,117	1,548	37%
Professional fees	246	227	8%
Salaries and benefits	3,563	3,323	7%
	$6,476	$5,639	15%

Income from mine operations for the six months ended September 30, 2024 was $68.2 million, up 54% compared to $44.2 million in the same prior year period. The increase was mainly due to the increase in revenue arising from the increases in the net realized metal selling prices. Income from mine operations at the Ying Mining District was $62.7 million, compared to $43.5 million in the same prior year period. Income from mine operations at the GC Mine was $6.0 million, compared to $0.9 million in the same prior year period.

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Corporate general and administrative expenses for the six months ended September 30, 2024 were $9.3 million, up 24% or $1.8 million, compared to $7.5 million in the same prior year period. The increase was mainly due to the inclusion of Adventus’s corporate expenditures after the acquisition of Adventus completed on July 31, 2024. Items included in corporate general and administrative expenses are as follows:

	Six months ended September 30,
	2024	2023	Change
Amortization and depreciation	$347	$296	17%
Office and administrative expenses	1,315	1,057	24%
Professional Fees	466	414	13%
Salaries and benefits	4,752	2,956	61%
Share-based compensation	2,383	2,737	(13)%
	$9,263	$7,460	24%

Property evaluation and business development expense for the six months ended September 30, 2024 was $2.7 million compared to $0.2 million in the same prior year period. The increase was mainly due to the increase of the Company’s activities to evaluate mineral projects as well as a non-routine effort to explore opportunities to list the Company’s common shares on another stock exchange, which incurred a total of $2.3 million of expenses.

Foreign exchange gain for the six months ended September 30, 2024 was $0.6 million compared to a loss of $0.9 million in the same prior year period. The foreign exchange gain is mainly driven by the exchange rates of the US dollar and the Australian dollar against the Canadian dollar.

Gain on investments for the six months ended September 30, 2024 was $6.1 million, an increase of $5.6 million compared to $0.5 million in the same prior year period. The gain was mainly due to the fair value changes of mark-to-market investments.

Share of loss in associates for the six months ended September 30, 2024 was $0.9 million, compared to $1.3 million in the same prior year period. Share of loss in an associate represents the Company’s equity pickup in NUAG and TIN.

Finance income for the six months ended September 30, 2024 was $3.6 million compared to $3.2 million in the same prior year period. The Company invests in short-term investments which include term deposits, money market instruments, and bonds.

Income tax expenses for the six months ended September 30, 2024 were $13.8 million, up 36% compared to $10.1 million in the same prior year period. The increase is mainly due to the increase in taxable income from mine operations. The income tax expense recorded for the six months ended September 30, 2024 included a current income tax expense of $10.4 million (same prior year period - $7.4 million) and a deferred income tax expense of $3.4 million (same prior year period - $2.7 million). The current income tax expenses for the six months ended September 30, 2024 included withholding tax expenses of $2.4 million (same prior year period - $2.5 million), which were paid at a rate of 10% on dividends distributed out of China.

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

7.	Liquidity, Capital Resources, and Contractual Obligations

Liquidity

The following tables summarize the Company’s cash and cash equivalents, short-term investments, and working capital position.

As at	September 30, 2024	March 31, 2024	Changes
Cash and cash equivalents	$180,325	$152,942	$27,383
Short-term investments	29,180	31,949	(2,769)
	$209,505	$184,891	$24,614

Working capital	$162,312	$154,744	$7,568

Cash, cash equivalents and short-term investments as at September 30, 2024 were $209.5 million, up 13% or $24.6 million compared to $184.9 million as at March 31, 2024, but down 3% or $6.2 million compared to $215.7 million as at June 30, 2024.

Working capital as at September 30, 2024 was $162.3 million, up 5% compared to $154.7 million as at March 31, 2024.

The following table summarizes the Company’s cash flow for the three and six months ended September 30, 2024 and 2023.

	Three months ended September 30,			Six months ended September 30,
	2024	2023	Changes	2024	2023	Changes
Cash flow
Cash provided by operating activities	$23,128	$28,844	$(5,716)	$63,083	$57,725	$5,358
Cash provided by (used in) investing activities	14,844	(51,064)	65,908	(25,865)	(72,180)	46,315
Cash provided by (used in) financing activities	(6,241)	(637)	(5,604)	(12,609)	(10,163)	(2,446)
Increase (decrease) in cash and cash equivalents	31,731	(22,857)	54,588	24,609	(24,618)	49,227
Effect of exchange rate changes on cash and cash equivalents	4,180	(1,323)	5,503	2,774	(1,976)	4,750
Cash and cash equivalents, beginning of the period	144,414	143,278	1,136	152,942	145,692	7,250
Cash and cash equivalents, end of the period	$180,325	$119,098	$61,227	$180,325	$119,098	$61,227

Cash flow provided by operating activities in Q2 Fiscal 2025 was $23.1 million, down $5.7 million, compared to $28.8 million in Q2 Fiscal 2024. The decrease was due to:

●	$4.5 million cash used by the changes in non-cash working capital, compared to $3.2 million provided in Q2 Fiscal 2023; offset by

●	$27.6 million cash flow from operations before changes in non-cash operating working capital, up $2.0 million compared to $25.6 million in Q2 Fiscal 2024.

For the six months ended September 30, 2024, cash flow provided by operating activities was $63.1 million, up $5.4 million compared to $57.7 million for the same prior year period. Before the changes in non-cash operating working capital, cash flow from operating activities was $67.1 million, up $17.6 million compared to $49.5 million for the same prior year period.

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Cash flow provided in investing activities in Q2 Fiscal 2025 was $14.8 million, compared to $51.1 million used in Q2 Fiscal 2024, and comprised mostly of:

●	$65.4 million proceeds from the redemptions of short-term investments (same prior year period - $7.6 million); offset by

●	$22.2 million spent on investment in short-term investments (same prior year period - $20.9 million);

●	$5.0 million cash paid on the acquisition of Adventus (same prior year period - $nil);

●	$17.0 million spent on mineral exploration and development expenditures (same prior year period - $12.1 million);

●	$1.0 million spent on investment in other investments (same prior year period - $18.5 million); and

●	$5.6 million spent to acquire plant and equipment (same prior year period - $3.3 million).

For the six months ended September 30, 2024, cash flow used in investing activities was $25.9 million, compared to $72.2 million used by the same prior year period, and comprised mostly of:

●	$95.1 million spent on investment in short-term investments (same prior year period - $29.5 million);

●	$29.6 million spent on mineral exploration and development expenditures (same prior year period - $24.0 million);

●	$5.0 million cash paid for the acquisition of Adventus (same prior year period - $nil);

●	$19.8 million spent on the acquisition of other investments (same prior year period - $22.1 million);

●	$9.4 million spent to acquire plant and equipment (same prior year period - $6.6 million); offset by,

●	$98.7 million proceeds from the redemptions of short-term investments (same prior year period - $13.5 million);

●	$34.2 million proceeds from the disposal of other investments (same prior year period - $0.8 million).

Cash flow used in financing activities in Q2 Fiscal 2025 was $6.2 million, compared to $0.6 million in Q2 Fiscal 2024, and comprised mostly of:

●	$1.1 million cash from share issuance due to stock options exercised (same prior year period - $nil); and

●	$7.3 million in distributions to non-controlling shareholders (same prior year period - $nil).

Cash flow used in financing activities for the six months ended September 30, 2024 was $12.6 million, compared to $10.2 million in the same prior year period, and comprised mostly of:

●	$1.2 million cash from share issuance due to stock options exercised (same prior year period - $nil);

●	$11.0 million in distributions to non-controlling shareholders (same prior year period - $7.2 million);

●	$2.2 million cash dividends paid to equity holders of the Company (same prior year period - $2.2 million);

●	$0.5 million loaned to TIN, an associate of the Company (same prior year period - $nil).

●	$nil spent to buy back common shares under the Normal Course Issuer Bid (same prior year period - $0.6 million spent to buy back 196,554 common shares).

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments for shareholders. The Company’s strategy to achieve these objectives is to invest its excess cash balance in a portfolio of primarily fixed income instruments.

The Company monitors its capital structure based on changes in operations and economic conditions, and may adjust the structure by repurchasing shares, issuing new shares, or issuing debt. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares.

As at September 30, 2024, the Company had cash, cash equivalents, and short-term investments of $209.5 million and working capital of $162.3 million. The Company’s financial position at September 30, 2024 and the operating cash flows that are expected over the next 12 months lead the Company to believe that the Company’s liquid assets are sufficient to satisfy the Company’s Fiscal 2025 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A. The Company is not subject to any externally imposed capital requirements.

Contractual Obligation and Commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial and non-financial liabilities, shown in contractual undiscounted cash flow as at September 30, 2024.

	Within a year	2-5 years	Over 5 years	Total
Accounts payable and accrued liabilities	$73,435	$—	$—	$73,435
Deposit received	4,446	13,250	—	17,696
Income tax payable	1,412	—	—	1,412
Lease obligation	292	1,108	195	1,595
	$79,585	$14,358	$195	$94,138

The Company’s customers are required to make full amount of payment as deposits prior to the shipment of its concentrate inventories, and the customers also have rights to demand repayment of any unused deposits paid.

8.	Environmental Rehabilitation Provision

The estimated future environmental rehabilitation costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. In view of uncertainties concerning environmental rehabilitation obligations, the ultimate costs could be materially different from the amounts estimated. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the environmental rehabilitation costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.

As at September 30, 2024, the total inflated and undiscounted amount of estimated cash flows required to settle the Company’s environmental rehabilitation provision was $8.2 million (March 31, 2024 - $8.6 million) over the next twenty years, which has been discounted using an average discount rate of 2.26% (March 31, 2024 – 2.26%).

The accretion of the discounted charge for the six months ended September 30, 2024 was $0.09 million (same prior year period - $0.10 million), and reclamation expenditures incurred for the six months ended September 30, 2024 was $0.5 million (same prior year period - $0.4 million).

Management’s Discussion and Analysis	Page 30

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

9.	Risks and Uncertainties

The Company is exposed to a number of risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in the US dollar whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; economic and social risks related to conducting business in foreign jurisdictions such as China, Ecuador, and Mexico; environmental risks; risks related to its relations with employees and local communities where the Company operates, and emerging risks relating to the widespread outbreak of epidemics, pandemics, or other health crises, which has to date resulted in profound health and economic impacts globally and which presents future risks and uncertainties that are largely unknown at this time.

Management and the Board continuously assess risks that the Company is exposed to and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form, NI 43-101 technical reports, Form 40-F, and annual Audited Consolidated Financial Statements, which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Readers are encouraged to refer to these documents for a more detailed description of the risks and uncertainties inherent to Silvercorp’s business.

(a)	Financial Instruments Risk Exposure

The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company’s exposures and management of each of those risks is described in the unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2024 under Note 22 “Financial Instruments”, along with the financial statement classification, the significant assumptions made in determining the fair value, and amounts of income, expenses, gains and losses associated with financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The following provides a description of the risks related to financial instruments and how management manages these risks:

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents, and short-term investments.

Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and intermediate holding companies, except those acquired from the acquisition of Adventus, is Canadian dollar (“CAD”). The functional currency of all Chinese subsidiaries is Chinese yuan (“RMB”). The functional currency of Adventus and its subsidiaries, New Infini and its subsidiaries, is the US dollar. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

Management’s Discussion and Analysis	Page 31

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

The Company currently does not engage in foreign exchange currency hedging. The sensitivity of the Company’s net income due to the exchange rates of the Canadian dollar against the U.S. dollar and the Australian dollar as at September 30, 2024 is summarized as follows:

Currency	Cash and cash equivalents	Short-term investments	Due from related parties	Other investments	Accounts payable and accrued liabilities	Total	Effect of +/- 10% change in currency
US dollar	$109,362	$3,008	$1,000	$919	$(1,437)	$112,852	$11,285
Australian dollar	347	—	—	2,373	—	2,720	272
	$109,709	$3,008	$1,000	$3,292	$(1,437)	$115,572	$11,557

Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short-term investments. As at September 30, 2024, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates. The Company monitors its exposure to changes in interest rates on cash equivalents and short-term investments. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on September 30, 2024 (March 31, 2024 - $nil).

Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at September 30, 2024, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income and other comprehensive income of $1.1 million and $0.1 million, respectively.

(b)	Metal price risk

The Company primarily produces and sells silver, lead, zinc, gold and other metals. In line with market practice, the Company prices its metal concentrates based on the quoted market prices and the head grades of its metal concentrates. The Company’s sales price for silver is fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com; lead and zinc are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; and gold is fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; emerging risks related to pandemics; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewelry and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, forward selling activities, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new

Management’s Discussion and Analysis	Page 32

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

mine developments and improved mining and production methods. The effects of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted and thus the price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects.

If silver and other metal prices were to decline significantly for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s non-controlling interest holders or under its permits or licenses.

The Company is required to deliver approximately 92.3 ounces of gold to Wheaton monthly until the development of El Domo Project reaches certain milestones or the Company repays the early deposit advanced from Wheaton pursuant to the terms of the PPA with Wheaton. A 10% interest in the gold price would increase the Company’s current liabilities by $0.2 million and decrease the Company’s net earnings by $0.2 million arising from this gold delivery arrangement as at September 30, 2024.

(c)	Mineral Reserves and Mineral Resources estimates may not reflect the amount of minerals that may ultimately be extracted as uncertainties involved in the estimation of Mineral Resources and Mineral Reserves

The Mineral Resources and Mineral Reserves estimates of mineral assets as disclosed to investors/shareholders are based on a number of assumptions made by the relevant Qualified Persons in accordance with National Instrument 43-101 (“NI43-101”) of Canada. Any report of Mineral Resources and Mineral Reserves estimates of our mineral assets not reviewed and checked by a Qualified Person is not NI43-101 compliance and cannot be relied on.

While operating in China, to apply or renew mining permit, one must follow China regulations. According to Chinese mining related laws and regulations, to apply or renew a mining permit in China, a report of Mineral Resources and Mineral Reserves estimates completed by certified (qualified) Chinese institute shall be reviewed by a panel organized by Industry Association such as provincial mining association. Then the report needs to be filed with the Ministry of Natural Resources or the provincial natural resources authorities (dependent on the size). Once a mining permit has been granted, the report of Mineral Resources and Mineral Reserves estimates does not have to be updated until the time to renew the mining permit. As the Chinese report generally use different standards, including cut-off grade and cut-off time data or effective date, it may have different results from NI 43-101 Mineral Resources and Mineral Reserves estimates.

Each year, mines in China are required to file a “Dynamic Reconnaissance Report” on Mineral resources, which reports tonnage and grades mined and remaining at the year-end during the valid period of the mining permit from the zones in which the resources were reported in the first report of Mineral Resources and Mineral Reserves estimates which has been filed with Department of Natural Resources before applying the mining permit.

As the Chinese government doesn’t require an updated report of Mineral Resources and Mineral Reserves estimates every year, any new discovery after the mining permit is issued and production may not be reflected in the annual “Dynamic Reconnaissance Report”. Accordingly, this “Dynamic Reconnaissance Report” may have different results from a NI 43-101 report which may have been completed for that year as it will include any new discovery.

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves, mineralization and corresponding grades being mined or dedicated to future production. Until Mineral Resources, Mineral Reserves or mineralization are actually mined and processed, the quantity of metals and grades must be considered as estimates only. The figures for mineral reserves and mineral resources contained in this MD&A are estimates only and based on a number of assumptions, any adverse changes to which could require us to lower our mineral resource and mineral reserve estimates and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves could be mined or processed profitably. Our estimates of economically recoverable reserves are primarily based upon interpretations of geological models, which make various assumptions, such as assumptions with respect to prices, costs, regulations, and environmental and geological factors. These assumptions have a significant effect on the amounts recognized in our technical reports and our financial statements, and any material difference between these assumptions and actual events may affect the economic viability of our properties or any project undertaken by us.

Management’s Discussion and Analysis	Page 33

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. Valid estimates made at a given time may significantly change when new information becomes available. Any material change in quantity of Mineral Resources, Mineral Reserves, mineralization, or grade may affect the economic viability of the Company’s projects. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests or during production, or that the known and experienced recoveries will continue.

(d)	Mineral Reserve and Mineral Resource estimates may change adversely, and such changes may negatively impact our results of operations or financial conditions

Unless otherwise indicated, mineral resource and mineral reserve estimates presented in this offering memorandum and in the Company’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by the Company’s personnel and independent geologists/mining engineers. These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. The mineral resource and mineral reserve estimates contained in this offering memorandum have been determined based on assumed future prices, cut-off grades, operating costs and other estimates that may prove to be inaccurate. There can be no assurance that these estimates will be accurate, that mineral reserve, mineral resource or other mineralization figures will be accurate, or that the mineralization could be mined or processed profitably. The interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits contains inherent uncertainty. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on its results of operations or financial condition.

The market price of silver, lead, zinc, gold, and other metals is subject to fluctuations, which can affect the economic viability of developing our Mineral Reserves for a specific project or lead to a reduction in reserves. There is no guarantee that Mineral Resource estimates will be reclassified as Proven or Probable Reserves or that the mineralization can be mined or processed profitably. Inferred Mineral Resources are highly uncertain in terms of their existence and economic and legal feasibility. Additionally, Mineral Resource estimates may be revised based on actual production experience. The evaluation of reserves and resources is influenced by economic and technological factors that may change over time. If our Mineral Reserve or Mineral Resource figures are decreased in the future, it could have a negative impact on our cash flows, earnings, operational results, and financial condition.

(e)	Mineral exploration activities have a high risk of failure and may never result in finding ore bodies sufficient to develop a producing mine

The long-term operation of our business and profitability is dependent, in part, on the cost and success of our exploration and development programs. Mineral exploration and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines. There can be no assurance that our mineral exploration and development programs will result in any discoveries of bodies of commercial mineralization. There can also be no assurance that even if commercial quantities of mineralization are discovered that a mineral property will be brought into commercial production. Development of our mineral properties will follow only upon obtaining satisfactory exploration results.

Discovery of mineral deposits is dependent upon a number of factors, including the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metals prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond our control. As a result, there can be no assurance that our exploration and development programs will yield reserves to replace or expand current

Management’s Discussion and Analysis	Page 34

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

resources. Unsuccessful exploration or development programs could have a material adverse effect on our operations and profitability.

(f)	Mineral projects have a finite life and eventual closure of the mineral projects will entail costs and risks regarding on-going, rehabilitation, and compliance with environmental standards

All mining operations have a finite life and will eventually close. The key costs and risks for mine closures are (i) long-term management of permanent engineered structures; (ii) achievement of environmental remediation rehabilitation and closure standards (including the assessment, funding and implementation of post-closure polluted and extraneous water pumping treatment); (iii) orderly retrenchment of employees; and (iv) relinquishment of the site with associated permanent structures and community development infrastructure and programs to new owners. The successful completion of these tasks is dependent on our ability to successfully implement negotiated agreements with the relevant government authorities, communities, and employees. The consequences of a difficult closure range from increased closure costs and handover delays to on-going environmental rehabilitation costs and damage to our reputation if a desired outcome cannot be achieved, all of which could materially and adversely affect our business and results of operations.

(g)	Our activities and business could be adversely affected by the effects of public health crises in regions where we conduct our business operations

Global financial conditions and the global economy in general have at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events. Many industries including the mining industry, are impacted by volatile conditions in response to the widespread outbreak of epidemics, pandemics, or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets, and global supply chain as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation.

There is no guarantee that we will not experience disruptions to some of the active mining operations due to any health epidemics in the future. Any spread of public health crises could materially and adversely impact our business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on our exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of our properties, resulting in reduced production volumes. Although we have the capacity to continue certain administrative functions remotely, many other functions, including mining operations, cannot be conducted remotely. Any such disruptions could have an adverse effect on our production, revenue, net income and business.

(h)	Market conditions may adversely affect our results of operations and financial condition

Many industries, including the mining industry, are impacted by market conditions. Some of the key impacts of the recent financial market turmoil include risks relating to public health crises, contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metals markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability. Specifically: (i) the volatility prices for silver, lead, zinc, gold and other metals we sold may impact our revenue, profits, losses, and cash flow; (ii) volatile energy prices, commodity and consumable prices and currency exchange rates would impact our production costs; and (iii) the devaluation and volatility of global stock markets may impact the valuation of our equity and other securities. These factors could have a material adverse effect on our financial condition and results of operations.

Management’s Discussion and Analysis	Page 35

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(i)	Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated, and future development activities may not result in profitable mining operations

There is no assurance if and when a particular mineral property of ours can enter into production. The amount of future production is based on the estimates prepared by or for us. The capital and operating costs to take our projects into production or maintain or increase production levels may be significantly higher than anticipated. Capital and operating costs of production and economic returns are based on estimates prepared by or for us and may differ significantly from their actual values. There can be no assurance that our actual capital and operating costs will not be higher than currently anticipated. In addition, the construction and development of mines and infrastructure are complex. Resources invested in construction and development may yield outcomes that may differ significantly from those anticipated by us.

(j)	We may fail to successfully acquire and integrate future acquisitions into existing operations

If we plan to acquire mineral assets in other overseas jurisdictions, the successful completion of such acquisitions are subject to risks and uncertainties relating to the relevant countries or regions, including but not limited to, (i) exposure to international, regional and local economic and conditions and regulatory policies; (ii) exposure to different legal standards and ability to enforce contracts in some jurisdictions; (iii) changes in legal development and enforcement; (iv) restrictions or requirements relating to foreign investments, in particular, on mineral resources; and (v) compliance with the requirements of applicable sanctions, anti-bribery and related laws and regulations.

If we make other acquisitions, any positive effects will depend on a variety of factors, including but not limited to: integration of the acquired business or property in a timely and efficient manner; maintaining our financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that we make an acquisition outside of the markets in which we have previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place pressure on our cash reserves if such acquisitions involve cash consideration or if such acquisitions involve share consideration, existing shareholders may experience dilution. The integration of our existing operations with any acquired business may require significant expenditures of time, attention, and funds. Achievement of the benefits expected from consolidation may require us to incur significant costs in connection with, among other things, implementing financial and planning systems. We may not be able to integrate the operations of a recently acquired business or restructure our previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from our management team, which may detract attention from our day-to-day operations.

Over the short-term, difficulties associated with integration could have a material adverse effect on our business, operating results, financial condition and the price of our Common Shares. In addition, the acquisition of mineral properties may subject us to unforeseen liabilities, including environmental liabilities, which could have a material adverse effect on us. Since the acquisition of Adventus completed on July 31, 2024, the Company has been diligently working to reorganize its operational structure in Ecuador and to review the development plan of its mineral properties. However, there can be no assurance that the Company is able to successfully integrate Adventus’ operation into our existing operation, and there is no assurance that any future acquisitions will be successfully integrated into our existing operations.

(k)	The permits and licenses required for our mining and exploration may not be granted or renewed

All mineral resources and mineral reserves of the Company’s subsidiaries are owned by their respective governments. Mineral exploration and mining activities in China may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. Under the Chinese laws and regulations, if there are residual reserves in a property when the mining permit in respect of such property expires, the holder of the expiring mining permit will be entitled to apply for an extension for an additional term. The Company believes that there will be no material substantive obstacle in renewing such permits. Nevertheless, there can be no assurance as to whether the current relevant Chinese laws and regulations, as well as the current mining industry policy, will remain unchanged at the time of the extension application of such permits, nor can there be any

Management’s Discussion and Analysis	Page 36

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

assurance that the competent authorities will not use their discretion to deny or delay the renewal or the extension of relevant mining permits due to factors outside the Company’s control. Therefore, there can be no assurance that the Company will successfully renew its mining permits on favourable terms, or at all, once such permits expire.

Any failure to obtain or any delay in obtaining or retaining any required governmental approvals, permits or licenses could subject the Company to a variety of administrative penalties or other government actions and adversely impact the Company’s business operations. The relevant state and provincial authorities in China do not allow exploration permit renewal applications to be submitted earlier than 30 days before the permit expiration date and a delay of 2 to 3 months for permit application processing times is not uncommon. The relevant state and provincial authorities in China do not issue formal documentation to guarantee permit renewal while processing renewal applications. If any administrative penalties and other government actions are imposed on or taken against the Company due to the Company’s failure to obtain, or delay in obtaining or retaining, any required governmental approvals, permits or licenses, the Company’s business, financial condition and results of operations could be materially and adversely affected.

No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

(l)	The title to our mineral projects may be uncertain or defective, which puts our investments in such properties at risk

The validity of mining or exploration titles or claims or rights, which constitute most of our property holdings, can be uncertain and may be contested. Our properties may be subject to prior unregistered liens, agreements or transfers, indigenous land claims, or undetected title defects. In some cases, we do not own or hold rights to the mineral concessions we mine. We have not conducted surveys of all the claims in which we hold direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims, or that such exploration and mining titles or claims will not be challenged or impugned by third parties.

We may be unable to operate our properties as expected, or to enforce our rights to our properties. Any defects in title to our properties, or the revocation of our rights to mine, could have a material adverse effect on our operations and financial condition.

We operate in countries with developing mining laws, and changes in such laws could materially impact our rights or interests to our properties. We are also subject to expropriation risk, including the risk of expropriation or extinguishment of property rights based on a perceived lack of development or advancement. Expropriation, extinguishment of rights and any other such similar governmental actions would likely have a material adverse effect on our operations and profitability.

In the jurisdictions in which we operate, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands. Accordingly, title holders of mining concessions in many jurisdictions must agree with surface landowners on compensation in respect of mining activities conducted on such land. We do not hold title to all of the surface lands at many of our operations and rely on contracts or other similar rights to conduct surface activities.

Title insurance is generally not available for mineral properties in China and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. Accordingly, the Company may have little or no recourse as a result of any successful challenge to title to any of its properties. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects which may have a material adverse effect on the Company’s ability to develop or exploit the properties.

(m)	Our non-controlling interest shareholders could materially affect our results of operations and financial conditions

Our interests in various projects may, in certain circumstances, become subject to the risks normally associated with the conduct of non-controlling interest shareholders. The existence or occurrence of one or more of the following events

Management’s Discussion and Analysis	Page 37

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

could have a material adverse impact on our profitability or the viability of our interests held with non-controlling interest shareholders, which could have a material adverse impact on our business prospects, results of operations and financial conditions: (i) disagreements with non-controlling interest shareholders on how to conduct exploration; (ii) inability of non-controlling interest shareholders to meet their obligations to the applicable entity or third parties; and (iii) disputes or litigation between shareholders regarding budgets, development activities, reporting requirements and other matters.

(n)	We may not successfully acquire additional commercially mineable mineral rights

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of Mineral Reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

Our future growth and productivity will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: (i) establish Mineral Reserves through drilling and metallurgical and other testing techniques; (ii) determine metal content and metallurgical recovery processes to extract metal from the ore; and (iii) construct, renovate or expand mining and processing facilities.

In addition, if we discover a mineral deposit, it will likely take at least several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change.

Our success at completing any acquisitions will depend on a number of factors, including, but not limited to identifying acquisitions that fit our business strategy; negotiating acceptable terms with the seller of the business or property to be acquired; and obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired. As a result of these uncertainties, there can be no assurance that we will successfully acquire additional mineral rights.

(o)	Our business requires significant and continuous capital investment and we may experience difficulty obtaining financing

Our operations and future growth require a high level of capital expenditure. We have invested significant amount in the past and will continue to invest in maintaining and expanding our mining operations. The amount of our capital expenditure depends on a number of factors, such as the projected production mine plan over the life of mine, refurbishing infrastructure, replacement of equipment due to wear and tear and availability of funding for our exploration projects.

In addition, if more of our exploration programs are successful in establishing ore of commercial tonnage and grade, additional funds will be required for the development of the ore body and to place it in commercial production. Therefore, our ability to continue exploration and development activities, if any, will depend in part on our ability to obtain suitable financing.

We intend to fund our capital expenditures, future acquisitions, and plan of operations from working capital, proceeds of production, external financing, strategic alliances, sale of property interests and other financing alternatives. The sources of external financing that we may use for these purposes include project or bank financing, or public or private offerings of equity or debt. Our ability to obtain external financing in the future at a reasonable cost is subject to a variety of uncertainties, including, among others: (i) our future financial condition, results of operations and cash flows; (ii) the condition of the global and domestic financial markets; and (iv) changes in the monetary policy of the relevant jurisdictions with respect to bank interest rates and lending practices. There is no assurance that those sources of external financing will continue to be available as required or on suitable terms, or at all. If we require additional funds and cannot obtain them on acceptable terms when required or at a reasonable financing cost or at all, we may be unable to fulfill our working capital needs, upgrade our existing facilities or expand our business. These or other factors may also prevent us from entering into transactions that would otherwise benefit our business or implementing our future strategies. Any of these factors may have a material adverse effect on our business, financial condition and results of operations.

Management’s Discussion and Analysis	Page 38

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

In addition, another source of future funds presently available to us is through the sale of equity capital. There is no assurance this source of financing will continue to be available as required or on suitable terms, or at all. If it is available, future equity financings may result in substantial dilution to shareholders. Another alternative for the financing of further exploration would be the offering by us of an interest in the properties to be earned by another party or parties carrying out further exploration or development thereof. There can be no assurance we will be able to conclude any such agreements, on favorable terms or at all. The failure to obtain financing could have a material adverse effect on our growth strategy and results of operations and financial condition.

(p)	We operate in a highly competitive industry

The mining industry in general is intensely competitive and there is no assurance that a ready market will exist for the sale of metal concentrate, by us. Marketability of natural resources which may be discovered by us will be affected by numerous factors beyond our control, such as market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations including regulations relating to prices, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of such factors cannot be predicted but they may result in us not receiving an adequate return on our capital.

We may be at a competitive disadvantage in acquiring additional mining properties because we must compete with other individuals and companies, many of which have greater financial resources, operational experience, and technical capabilities than us. We may also encounter increasing competition from other mining companies in our efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower. Increased competition could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

(q)	A continued or worsened slowdown in the financial markets or other economic conditions could have a material adverse effect on our business, financial condition and results of operations

General economic conditions may adversely affect our growth, profitability, and ability to obtain financing. Events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the silver and gold mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, inflationary pressures, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth, profitability and ability to obtain financing. A number of issues related to economic conditions could have a material adverse effect on our business, financial condition and results of operations, including:

●	contraction in credit markets could impact the cost and availability of financing and our overall liquidity;

●	the volatility of silver, lead, zinc, gold and other metal prices would impact our revenues, profits, losses and cash flow;

●	recessionary pressures could adversely impact demand for our production;

●	volatile energy, commodity and consumables prices and currency exchange rates could impact our production costs;

●	the devaluation and volatility of global stock markets could impact the valuation of our equity and other securities; and

●	significant disruption to the global economic conditions caused by public health crises.

Management’s Discussion and Analysis	Page 39

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(r)	We rely on third-party contracts to conduct specific drilling, mining and tunneling and ore transportation work

It is common for mining companies like us to engage third-party contractors to carry out the specific exploring and mining work. We designed, planned and monitored our exploring activities and we have retained full control of the crucial functions of our mining operations, including the decision of mining method and formulation of production safety programs. We primarily outsourced our (i) drilling; (ii) mining and tunneling; and (iii) ore transportation within our mines and ore processing plants to third-party contractors according to our design and plan and the relevant applicable production safety requirements.

As a result, our operations will be affected by the performance of these third-party contractors. Although we monitor the works of those third-party contractors to ensure that they are carried out on time, on budget and in accordance with our mine plannings and specification, we may not be able to control the quality, safety and environmental standards of the works conducted by those third-party contractors to the same extent as the works conducted by our own employees. In such event, we may become engaged in disputes with them, which could lead to additional expenses, distractions and potentially loss of production time and additional costs, any of which could materially and adversely affect our business, financial condition and results of operations.

(s)	The production, processing and product delivery capabilities of our mining assets rely on their infrastructure being adequate and remaining available

Our operations depend on adequate infrastructure of our mining assets. Roads, power sources, transport infrastructure and water supplies are essential for the conduct of these operations and the availability and cost of these utilities and infrastructure affect capital and operating costs and, therefore, our ability to maintain expected levels of production and results of operations. Unusual weather or other natural phenomena, sabotage or other interference in the maintenance or provision of such infrastructure could impact the development of a project, reduce production volumes, increase extraction or exploration costs, or delay the transportation of raw materials to the mines and projects and commodities to end customers. Any such issues arising in respect of the infrastructure supporting or on our sites could have a material adverse effect on our business, results of operations, financial condition and prospects.

(t)	We may not be able to maintain the provision of adequate and uninterrupted supplies of utilities at commercially acceptable prices, or at all

Electricity and water are the main utilities used in our operations. Our mining and ore processing processes require adequate and stable supply of electricity. No assurance can be given that that we would not be subject to any power outages in the future. If we are to be subject to power outages or there is prolonged power shortage in the future or there are any possible changes in the power consumption policies adopted by the PRC government and any other overseas government where our mineral assets are located, our production will be inevitably disrupted. Our business, financial conditions and results of operation will therefore be adversely and materially affected.

In addition, there can be no assurance that supplies of utilities will not be interrupted or that their prices will not increase in the future. In the event that our existing suppliers cease to supply us with utilities at commercially acceptable prices or at all, our operations will be interrupted, and our financial condition and results of operations will be materially and adversely affected.

Management’s Discussion and Analysis	Page 40

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(u)	Our reputation in the communities in which we operate could deteriorate

The continued success of our existing operations and its future projects are in part dependent upon broad support of and a healthy relationship with the respective local communities, in addition to conducting operations in a manner that is not detrimental to the environment. If it is perceived that we are not respecting or advancing the economic and social progress and safety of the communities in which we operate, our reputation and shareholder value could be damaged, which could have a negative impact on our “social license to operate”, our ability to secure new resources and its financial performance.

The consequences of negative community reaction could therefore have a material adverse impact on the cost, profitability, ability to finance or even the viability of an operation. Such events could lead to disputes with national or local governments or with local communities or any other stakeholders and give rise to material reputational damage. If our operations are delayed or shut down as a result of political and community instability, its earnings may be constrained, and the long-term value of its business could be adversely impacted. Even in cases where no action adverse to us is actually taken, the uncertainty associated with such political or community instability could negatively impact the perceived value of our assets and mining investments and, consequently, have a material adverse effect on our financial condition. Failure to comply with the social and labor plan could adversely impact upon our social license to operate and may result in the suspension and/or cancellation of our mining rights.

(v)	We are subject to environmental, health and safety laws, regulation, and permits that may subject us to material costs, liabilities and obligations

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China and other jurisdictions where our mineral assets may be located. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. The Company’s Chinese subsidiaries are required to have been issued environmental permits and safety production permits with various expiration dates. These permits are also subject to periodic inspection by government authorities. Failure to pass the inspections may result in penalties. No guarantee can be given that the necessary permits will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed. Failure to comply with the relevant Chinese and other relevant jurisdiction’s environmental laws and regulations could materially and adversely affect our business and results of operations.

Nearly all mining projects require government approval and permits relating to environmental, social, land and water usage, community matters, and other matters. There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries, including China, is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of us and may cause material changes or delays in our intended activities.

There can be no assurance that we have been or will be at all times in complete compliance with current and future environmental, and health and safety laws, and the status of permits will not materially adversely affect our business, results of operations or financial condition. Amendments to current PRC and other relevant jurisdiction’s laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a material adverse impact on us and cause increases in capital expenditure, production costs or reductions in levels of production at producing properties or require abandonment or delays in the development of new mining properties. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of our business, causing us to re-evaluate those activities at that time. Our compliance with environmental laws and regulations entails uncertain costs.

Management’s Discussion and Analysis	Page 41

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(w)	Our operations involve significant risks and hazards inherent to the mining industry

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation: environmental hazards; discharge of pollutants or hazardous chemicals; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems and delays; encountering unusual or unexpected geologic formations or other geological or grade problems; encountering unanticipated ground or water conditions; cave-ins, pit wall failures, flooding, rock bursts and fire; periodic interruptions due to inclement or hazardous weather conditions; equipment breakdown; other unanticipated difficulties or interruptions in development, construction or production; other acts of God or unfavourable operating conditions; and health and safety risks associated with spread of pandemics, and any future emergence and spread of similar pathogens.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

(x)	Our operations and financial results could be adversely affected by climate change

There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. The Company recognizes that climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment.

Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal pressures, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products.

The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.

Management’s Discussion and Analysis	Page 42

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(y)	We may be subject to regulatory investigations, claims and legal proceeding that could materially and adversely impact our business, financial condition, or results of operations

Due to the nature of our business, we may be subject to numerous regulatory investigations, claims, lawsuits, and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the discovery of evidence process, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurance that these matters will not have a material adverse effect on our business.

No assurance can be given with respect to the ultimate outcome of current or future litigation or regulatory proceedings, and the amount of any damages awarded, or penalties assessed in such a proceeding could be substantial. In addition to monetary damages and penalties, the allegations made in connection with the proceedings may have a material adverse effect on the reputation of us and may impact our ability to conduct operations in the normal course.

Litigation and regulatory proceedings also require significant resources to be expended by the Directors, officers and employees of ours and as a result, the diversion of such resources could materially affect the ability of us to conduct our operations in the normal course of business. Significant fees and expenses may be incurred by us in connection with the investigation and defense of litigation and regulatory proceedings. We may also be obligated to indemnify certain directors, officers, employees, and experts for additional legal and other expenses pursuant to such proceedings, which additional costs may be substantial and could have a negative effect on our future operating results. We may be able to recover certain costs and expenses incurred in connection with such matters from our insurer. However, there can be no assurance regarding when or if the insurer will reimburse us for such costs and expenses.

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company which may result in a material adverse impact on the Company’s financial performance, cash flow or results of operations. The Company carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. In addition, the Company may in the future be subjected to regulatory investigations or other proceedings and may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

With respect to our recent acquisition of Adventus, there was a litigation brought by a group of plaintiffs against a government agency of Ecuador concerning the environmental consultation process of the Company’s El Domo and sought to void the environmental license of the project. The local court in Las Naves Canton, Bolivia Province, Ecuador rejected the litigation and ruled the Ecuadorean government correctly discharged its environmental consultation obligation prior to issuing an environmental license for the project on July 24, 2024. The plaintiffs have appealed to the provincial court, and the appeal was heard on October 17, 2024, but a ruling has not yet been made. In the event that the ruling of the appeal is against the Ecuadorean government, the Ecuadorean government could cancel the licenses and restart the consultation process, which could significantly delay the construction of the project.

(z)	We face risks associated with our acquisition of Adventus, and if we fail to successfully integrate our recently acquired business or any future targets into our own operations, our post-acquisition performance and business prospects may be adversely affected.

We completed the acquisition of all of the equity interests in Adventus on July 31, 2024. Currently, we are still in the process of integrating Adventus into our existing enterprise structure. There can be no assurance that the Adventus Acquisition will bring benefits to us to the extent anticipated. We may not be able to successfully integrate Adventus into our existing business to achieve the expected synergies with our existing operations and to fulfill the contemplated purposes of this acquisition. These synergies are inherently uncertain, and are subject to significant business, economic and competitive uncertainties, and contingencies, many of which are difficult to predict and are beyond our control. If implemented ineffectively or if impacted by unforeseen negative economic or market conditions or other factors, we may not realize the full anticipated benefits of the acquisition of Adventus. Our failure to meet the challenges involved in

Management’s Discussion and Analysis	Page 43

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

realizing the anticipated benefits of the acquisition of Adventus could cause an interruption of, or a loss of momentum in, our activities and could adversely affect our results of operations. The acquisition and integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses and diversion of management’s attention, and we may record impairment charges or write-offs in connection therewith if the anticipated benefits of the acquisition fail to realize.

Adventus’ operations are subject to government approvals, licenses and permits. No guarantee can be given that the necessary government exploration and mining permits and licenses will be issued to Adventus or, if they are issued, that they will be renewed in an appropriate or timely manner, or that Adventus will be in a position to comply with all conditions that are imposed.

Even if we achieve the expected benefits, they may not be achieved within the anticipated time frame. Also, the synergies from our acquisition of Adventus may be offset by costs incurred in the acquisition, losses of or disputes with key customers, suppliers, shareholders and employees of Adventus, increases in other expenses, operating losses, liabilities or problems in the business unrelated to our collaboration. As a result, there can be no assurance that these synergies will be achieved.

(aa)	We face risks associated with certain political and economic instability in Ecuador where the Curipamba – El Domo Project is located.

The Company is subject to certain risks and possible political and economic instability specific to Ecuador, arising from change of government, political unrest, labour disputes, invalidation of government orders, permits or property rights, legal proceedings and referendums seeking to suspend mining activities, unsupportive local and regional governments, risk of corruption, military repression, war, civil disturbances, criminal and terrorist acts, hostage taking, changes in laws, expropriation, nationalization, renegotiation or nullification of existing concessions, agreements, licenses or permits and changes to monetary or taxation policies. The occurrence of any of these risks may adversely affect the mining industry, mineral exploration and mining activities generally or the Company specifically and could result in the impairment or loss of mineral concessions or other mineral rights.

Exploration, development or operations may also be affected to varying degrees by government regulations with respect to, but not limited to, restrictions on future exploration, development and production, price controls, export controls, income taxes, labour and immigration, and by delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental and other non-governmental organizations, limitations on foreign ownership, expropriation of property, ownership of assets, environmental legislation, labour relations, limitations on repatriation of income and return of capital, high rates of inflation, increased financing costs and site safety. In addition, the legislative uncertainty regarding the consultation process for environmental licenses may pose a risk for future permitting of exploration activity near protected forests and the need to carry out consultation activities prior to the start of any activities. These factors may affect both the ability of the Company to undertake exploration and development activities in respect of future properties in the manner contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date.

Ecuador is experiencing a period of instability. In 2023, former President Guillermo Lasso did not complete his term due to the triggering of “muerte cruzada”, a constitutional mechanism whereby the Presidency and the National 20 Assembly was dissolved, and elections were held. A new National Assembly was elected and Daniel Noboa, from the National Democratic Action (ADN) party, was elected to assume the presidency in November 2023 for a period of 18 months, being the balance of Former President Lasso’s term. It is uncertain if President Noboa’s presidency will bring stability to the country given a variety of challenges including, but not limited to, lack of majority in the National Assembly, the significant national debt, the security situation, the condition of the economy and the brevity of President Noboa’s term. The instability present in Ecuador, and overall risks associated with foreign operations, may impact the Company’s operations and financial results. In addition, this instability could impact the Company’s ability to obtain financing in the future or to obtain such financing on terms favourable to the Company. This may, in turn, impact the Company’s ability to execute on further acquisitions, developments or exploration if financing is required.

Management’s Discussion and Analysis	Page 44

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Any shifts in political attitudes or changes in laws that may result in, among other things, significant changes to mining laws or any laws, regulations or policies are beyond the control of the Company and may adversely affect its business. The Company faces the risk that governments or courts may adopt substantially different policies or interpretation of laws, which might extend to the expropriation of assets or increased government participation in the mining sector. In addition, changes in resource development or investment policies, increases in taxation rates or changes to tax regulations, higher mining fees and royalty payments, revocation or cancellation of mining concession rights or shifts in political attitudes in Ecuador may adversely affect the Company’s business.

(bb)	Our investment in New Pacific Metals Corp. is subject to a number of risks and may prove unprofitable.

The Company is a strategic investor in New Pacific, a Canadian public company listed on the TSX under the symbol “NUAG” and NYSE American under the symbol “NEWP”. As of the date of this report, the Company owned 46,907,606 shares of New Pacific, representing a 27.4% ownership interest. New Pacific is a mining company engaged in exploring and developing mineral properties in Bolivia. Investments in junior mining companies involve volatile share prices, liquidity risk, and may result in possible loss of principal. New Pacific has no revenue from operations and no ongoing mining operations of any kind.

Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production. The marketability of natural resources which may be acquired or discovered by New Pacific will be affected by numerous factors beyond the control of New Pacific. These factors include market fluctuations, the proximity and capacity of natural resource markets, and government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or the possible loss of principal.

Substantial expenditures are required to establish ore reserves through drilling, metallurgical, and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate, or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even if it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body, which can be legally and economically exploited.

In addition to the high degree of risk associated with investing in junior exploration mining companies, the Company’s investment in New Pacific entails an additional risk by virtue of the fact that its projects are located in Bolivia. There has been a significant level of political and social unrest in Bolivia in recent years resulting from a number of factors, including Bolivia’s history of political and economic instability under a variety of governments and high rate of unemployment. New Pacific’s exploration and development activities may be affected by changes in government, political instability, and the nature of various government regulations relating to the mining industry.

Bolivia’s fiscal regime has historically been favourable to the mining industry, but there is a risk that this could change. New Pacific cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, or taxation. A change in government positions on these issues could adversely affect New Pacific’s business and/or its holdings, assets, and operations in Bolivia. Any changes in regulations or shifts in political conditions are beyond the control of New Pacific. Moreover, protestors and cooperatives have previously targeted foreign companies in the mining sector, and as a result there is no assurance that future social unrest will not have an adverse impact on the Company’s operations.

Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities and there are risks associated with New Pacific failing to acquire and subsequently maintain a “social licence” to operate on its mineral properties. “Social licence” does not refer to a specific permit or licence, but rather is a broad term and generic used to describe community acceptance of a company’s plans and activities related to exploration, development or operations on its mineral projects. New Pacific will place a high priority on, and dedicates considerable efforts and resources toward, its community relationships and responsibilities. Despite its best efforts, there

Management’s Discussion and Analysis	Page 45

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

are factors that may affect New Pacific’s efforts to establish and maintain social licence at any of its projects, including national or local changes in sentiment toward mining, evolving social concerns, changing economic conditions and challenges, and the influence of third-party opposition toward mining on local support. There can be no guarantee that a social licence can be earned by New Pacific or if established, that a social licence can be maintained in the long term, and without strong community support the ability to secure necessary permits, obtain project financing, and/or move a project into development or operation may be compromised. Delays in projects attributable to a lack of community support or other community related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring New Pacific’s projects to, or maintain, production. The cost of measures and other issues relating to the sustainable development of mining operations may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition (possibly resulting in delays, disruptions and stoppages), legal suits, regulatory intervention and investor withdrawal.

Labour in Bolivia is customarily unionized and there are risks that labour unrest or wage agreements may impact operations. New Pacific’s operations in Bolivia may also be adversely affected by economic uncertainty characteristic of developing countries. In addition, operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and safety factors. There is no assurance that New Pacific will be successful in obtaining ratification of the mining production contract (“MPC”) it signed with Corporación Minera de Bolivia (COMIBOL) in a timely manner or at all, or that they will be obtained on reasonable terms. New Pacific cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, community relations, or taxation. A change in government positions on these issues could adversely affect the ratification of the MPC and New Pacific’s business.

Exploration and development of, and production from, any deposits at New Pacific’s mineral projects require permits from various government authorities. There can be no assurance that any required permits will be obtained in a timely manner or at all, or on reasonable terms. Delays or failure to obtain, expiry of, or a failure to comply with the terms of such permits could prohibit development of New Pacific’s mineral projects and have a material adverse impact on New Pacific.

(cc)	Our investment in Tincorp Metals Inc. is subject to a number of risks and may prove unprofitable.

The Company is a strategic investor in Tincorp, a Canadian public company listed on the TSX-V under the symbol “TIN”. As of the date of this report, the Company owned 19,864,286 common shares of Tincorp, representing a 29.7% interest in Tincorp.

Tincorp is a junior exploration company currently in the business of acquiring and exploring mineral properties. Investments in junior mining companies involve volatile share prices, liquidity risk, and may result in possible loss of principal. Tincorp has no revenue from operations and no ongoing mining operations of any kind. If Tincorp is not able to raise the funds needed to continue its operations or meet its liabilities, the results from its exploration activities are unsuccessful, or if share price declines significantly for a prolonged period, the Company may have to record impairment charges against its investment.

Long-term operation of Tincorp’s business and its profitability are dependent, in part, on the cost and success of its exploration and future development programs. Mineral exploration and development involve a high degree of risk and historically few properties that are explored are ultimately developed into producing mines. There is no assurance that Tincorp’s mineral exploration and future development programs will result in any discoveries, expansions of mineral resources or the definition of mineral reserves. There is also no assurance that, even if commercially viable quantities of mineral resources or mineral reserves are discovered, a mineral property will be brought into commercial production. Development of Tincorp’s mineral properties will only commence if it obtains satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, including the technical skill of the exploration geoscientists involved. The commercial viability of a mineral deposit is also dependent upon a number of factors including: the particular attributes of the deposit such as size, grade and proximity to infrastructure; metal prices; and government regulations including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the control of Tincorp. Unsuccessful exploration or development programs could have a material adverse impact on Tincorp’s operations and profitability.

Management’s Discussion and Analysis	Page 46

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

In addition, Tincorp’s mineral projects are subject to a number of risks that may make it less successful than anticipated, including, without limitation: (a) delays or higher than expected exploration costs; (b) negative technical results and/or technical results that fail to deliver the required returns to render the ongoing development of the Skukum Gold Project economic; (c) delays in receiving environmental permits and/or social license from indigenous groups; (d) delays in receiving permits; (e) delays or higher than expected costs in obtaining the necessary equipment or services to build and operate the Skukum Gold Project; and (f) adverse mining conditions may delay and hamper the ability of Tincorp to produce the expected quantities of minerals.

Tincorp’s operations are subject to government approvals, licences and permits. No guarantee can be given that the necessary government exploration and mining permits and licenses will be issued to Tincorp or, if they are issued, that they will be renewed in an appropriate or timely manner, or that Tincorp will be in a position to comply with all conditions that are imposed. The granting and enforcement of the terms of such approvals, licences and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. To the extent such approvals, licenses or permits are required and not obtained, Tincorp may be curtailed or prohibited from continuing or proceeding with exploration or development of mineral properties.

Some of Tincorp’s projects are located in Bolivia and, therefore, Tincorp’s current and future mineral exploration and mining activities are exposed to various levels of political economic, and other risks and uncertainties. In recent years, there has been a significant level of political, social and economic instability under a variety of governments and a high rate of unemployment. Tincorp’s exploration activities may be affected by changes in government, political instability, and the nature of various government regulations relating to the mining industry.

Bolivia’s fiscal regime has historically been favourable to the mining industry, but there is a risk that this could change. Tincorp cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, or taxation. A change in government positions on these issues could adversely affect Tincorp’s business and/or its holdings, assets, and operations in Bolivia. Any changes in regulations or shifts in political conditions are beyond the control of Tincorp. Moreover, protestors and cooperatives have previously targeted foreign companies in the mining sector, and as a result there is no assurance that future social unrest will not have an adverse impact on Tincorp’s operations.

Despite Tincorp’s best efforts, there are factors that may affect its efforts to establish and maintain social licence at any of its projects, including national or local changes in sentiment toward mining, evolving social concerns, changing economic conditions and challenges, and the influence of third-party opposition toward mining on local support. There can be no guarantee that a social licence can be earned by Tincorp or if established, that a social licence can be maintained in the long term, and without strong community support the ability to secure necessary permits, obtain project financing, and/or move a project into development or operation may be compromised. Delays in projects attributable to a lack of community support or other community related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring Tincorp’s projects to production, or maintain production. The cost of measures and other issues relating to the sustainable development of mining operations may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition (possibly resulting in delays, disruptions and stoppages), legal suits, regulatory intervention and investor withdrawal.

Labour in Bolivia is customarily unionized and there are risks that labour unrest or wage agreements may impact operations. Tincorp’s operations in Bolivia may also be adversely affected by economic uncertainty characteristic of developing countries. In addition, operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and safety factors. Tincorp cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulations, community relations, taxation or otherwise.

Management’s Discussion and Analysis	Page 47

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(dd)	Our information technology system may be vulnerable to disruption, which could place our systems at risk for data loss, operational failure, or compromise of confidential information

We are subject to cybersecurity risks including unauthorized access to privileged information, destroy data or disable, degrade or sabotage our systems, including through the introduction of computer viruses. Although we take steps to secure our configurations and manage our information system, including our computer systems, internet sites, emails and other telecommunications, and financial/geological data, there can be no assurance that measures we take to ensure the integrity of our systems will provide adequate protection, especially because cyberattack techniques used change frequently or are not recognized until successful. We have not experienced any material cybersecurity incident in the past, but there can be no assurance that we would not experience in the future. If our systems are compromised, do not operate properly or are disabled, we could suffer financial loss, disruption of business, loss of geology data which could affect our ability to conduct effective mine planning and accurate mineral resources estimates, loss of financial data which could affect our ability to provide accurate and timely financial reporting.

(ee)	If we are unable to implement and maintain effective internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate, with the participation of the CEO and CFO, the effectiveness of internal controls. The Company’s internal control over financial reporting includes:

●	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

●	providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

●	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

●	providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

No matter how well a system of internal control over financial reporting is designed, any system has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation. Also, controls may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. In addition, as some of the risk management and internal control policies and procedures are relatively new, the Company may need to establish and implement additional policies and procedures to further improve the Company’s systems from time to time. Since the Company’s risk management and internal controls depend on implementation by Company employees, there is a risk that such implementation will involve human errors or mistakes. If the Company fails to implement its policies and procedures in a timely manner or fails to identify risks that affect the Company’s business, the Company’s business, results of operations and financial condition could be materially and adversely affected.

The failure to achieve and maintain the adequacy of our internal control over financial reporting on a timely basis could result in the loss of investor confidence in the reliability of the financial statements, which in turn could harm the business and negatively impact the trading price of shares or market value of other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the operating results or cause to fail to meet the reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies.

Management’s Discussion and Analysis	Page 48

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

(ff)	Any failure by us to maintain effective disclosure controls could have an adverse effect on our business, financial position, and results of operations

We are subject to the periodic reporting requirements of the Exchange Act and under Canadian securities laws and we are required to maintain disclosure controls and procedures that are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act and under Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC and the Canadian Securities Administrators and that such information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

Any failure or alleged failure by us to maintain effective disclosure controls could have an adverse effect on investor confidence or on our business, financial position and results of operations. Further, our efforts to maintain effective disclosure controls may result in increased general and administrative expenses and may divert management’s time and attention from our business.

(gg)	We are dependent on management and key personnel

Key members of our management team and non-executive directors have extensive experience in the mineral resources industry. Our success depends to a significant extent upon our ability to retain, attract and train key management personnel, in Canada, China, Ecuador and other jurisdictions where the Company conduct business operations.

We depend on the services of several key personnel, including the Chief Executive Officer, President, Chief Financial Officer, and the operational management team. The loss of any one of whom could have an adverse effect on our operations. Our ability to manage growth effectively will require us to continue to implement and improve management systems and to recruit and train new employees. We cannot be assured that we will be successful in attracting and retaining skilled and experienced personnel.

(hh)	Our directors and officers may have conflicts of interest as a result of their relationship with other mining companies that are not affiliated with us

Conflicts of interest may arise as a result of our directors and officers also holding positions as directors and/or officers of other companies. Some of those persons who are our directors and officers have and will continue to be engaged in the identification and evaluation of assets and business opportunities and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers may be in direct competition with us. Conflicts, if any, will be subject to the procedures and remedies under the Business Corporations Act (British Columbia).

(ii)	Changes in economic, political or social conditions or government policies in China could have a material adverse effect on our business and results of operations

As at date of this report, all the Company’s material mining operations are in China. Accordingly, our business, results of operations and financial conditions are, to a material extent, subject to economic, political, social conditions and legal and regulatory development in China. The market conditions and levels of consumer spending in China are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, levels of employment, inflation or deflation, household income, interest rates, taxation and currency exchange rates.

It may be difficult for us to predict all the risks and uncertainties that we may face from the current and future economic, political, social, legal and regulatory development in the PRC. Any severe or prolonged negative impacts on the economic, political or social conditions in the PRC may affect our business, results of operations, financial conditions and business prospects.

Management’s Discussion and Analysis	Page 49

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(jj)	We are subject to laws and regulations in other jurisdictions, breaching of which could have a material and adverse impact on our business, results of operations, financial conditions and business prospects

The Company is incorporated in Canada with corporate office in Vancouver, Canada. As at the date of this report, the Company i) is conducting mining and exploration operations in China; ii) holds minority interest in NUAG, which held majority interests in three different mineral properties located in Bolivia; (iii) holds minority interest in Tincorp, which held 100% interests in two tin projects in Bolivia and a gold project in Yukon, Canada; and (iv) controls several exploration projects in Ecuador through the acquisition of Adventus. In addition, we also control a subsidiary incorporated in Mexico and used to hold an exploration permit in Mexico. We are subject to laws and regulations in those jurisdictions. Foreign laws and regulations, particularly, in areas of mining, import and export controls, data protection and privacy may have significant impacts on our operations. Such laws and regulations may require us to obtain licenses, permits and consents from various governmental authorities and indigenous groups. Failure to comply with applicable laws and regulations, including licensing and permitting requirements, may result in civil or criminal fines, penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, requiring the installation of additional equipment, requiring remedial actions or imposing additional local or foreign parties as joint venture partners, any of which could result in significant expenditures or loss of income by us. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, licensing requirements or permitting requirements.

Our income and mining, exploration and development projects, could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in the policies of China, Canada, the United States, Bolivia, Ecuador, Mexico and other applicable jurisdictions affecting investment, mining and repatriation of financial assets, by shifts in political attitudes in those jurisdictions and by exchange controls and currency fluctuations. The effect, if any, of these factors cannot be accurately predicted. Further, there can be no assurance that we will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations in those jurisdictions.

Compliance with foreign laws and regulations may be onerous and costly. Such laws and regulations are evolving, and they may not be consistent from jurisdiction to jurisdiction, which may further increase our compliance costs. We have implemented appropriate internal control policies and measures to ensure our operations in foreign jurisdictions are in full compliance. However, we cannot guarantee that our efforts in complying with such laws and regulations are sufficient and effective and are updated in a timely manner. In addition, we may further expand our operations into other foreign jurisdictions, which will expose us to further legal risks and incur additional compliance costs to us. If we are found to be in breach of laws and regulations in foreign jurisdictions, we may be subject to penalties, fines and sanctions by relevant regulatory authorities, which in turn may have a material and adverse impact on our business, results of operations, financial conditions and business prospects. As at date of this report, all the Company’s material mining operations are in China. Accordingly, our business, results of operations and financial conditions are, to a material extent, subject to economic, political, social conditions and legal and regulatory development in China. The market conditions and levels of consumer spending in China are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, levels of employment, inflation or deflation, household income, interest rates, taxation and currency exchange rates.

It may be difficult for us to predict all the risks and uncertainties that we may face from the current and future economic, political, social, legal and regulatory development in China, Canada, the United States, Bolivia, Ecuador, and Mexico. Any severe or prolonged negative impacts on the economic, political or social conditions in these countries may affect our business, results of operations, financial conditions and business prospects.

(kk)	The M&A Rules and certain other regulations establish complex procedures for certain acquisition of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth opportunities through acquisition in China

On August 8, 2006, six Chines regulatory authorities, including the Ministry of Commerce (“MOFCOM”) and other government authorities jointly issued the Rules on Mergers and Acquisitions of Domestic Enterprise by Foreign Investors which was effective on September 8, 2006 and amended on June 22, 2009 (the “M&A Rules”). The M&A Rules and other regulations and rules concerning mergers and acquisitions established procedures and requirements that could make merger and acquisition activities by foreign investors time consuming and complex. For example, the M&A Rules requires

Management’s Discussion and Analysis	Page 50

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

MOFCOM be notified in advance of any change-of control transaction in which a foreign investor takes control of a Chinese domestic enterprise, if (i) any important industry is concerned; (ii) such transaction involves factors that have or may have impact on the national economic security; or (iii) such transaction will lead to a change in control of a domestic enterprise which bolds a famous trademark or China time-honored brand. Moreover, the Anti-Monopoly Law of China promulgated by the Standing Committee of the National People’s Congress (“SCNPC”) which became effective in 2008 and recently amended in 2022 requires that transactions which are deemed concentrations and involve parties with specified share of the market must be cleared by the State Administration for Market Supervision (“SAMR”) before they can be completed. In addition, the Notice of the General Office of the State Council on the Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, effective in March 2011, and Measures for the Security Review of Foreign Investment, effective in January 2021, require acquisitions by foreign investors of Chinese companies engaged in certain industries that are crucial to national security be subject to security review before the consummation of such acquisition.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions. The MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

(ll)	The permit, filing or other requirements of relevant government authorities in relation to our future equity or convertible financings or share listing application to exchanges other than TSX and NYSE American may be required under the laws of China

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the administration over illegal listing, and the supervision over overseas listing by domestic companies. Stringent measures aimed at establishing a robust regulatory system are expected to be taken to deal with the risks associated with overseas listed companies based in or having significant operations in the PRC, and to tackle any related cybersecurity and data security, cross-border data transmission, and confidential information management, among other matters.

Further, on February 17, 2023, the China Securities Regulatory Commission (“CSRC”) released the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five ancillary interpretive guidelines (collectively, the “Overseas Listing Trial Measures”), which apply to overseas offerings and listing by domestic companies of equity shares, depository receipts, corporate bonds convertible to equity shares, and other equity securities, and came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, overseas offering and listing by domestic companies shall be made in strict compliance with relevant laws, administrative regulations and rules concerning national security in spheres of foreign investment, cybersecurity and data security and duly fulfill their obligations to protect national security, and the domestic companies may be required to rectify, make certain commitment, divest business or assets, or take any other measures as per the competent authorities’ requirements, so as to eliminate or avert any impact of national security resulting from such overseas offering and listing. No overseas offering and listing shall be made under any of the following circumstances: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law, among other scenarios. The Overseas Listing Trial Measures provide that if an issuer meets both of the following conditions, the overseas securities offering and listing conducted by such issuer will be determined as an indirect overseas offering and listing subject to the filing procedure set forth under the Overseas Listing Trial Measures: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements over the same period for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in China, or its main places of business are located in China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in China. For an

Management’s Discussion and Analysis	Page 51

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

initial public offering and listing in an overseas market, the issuer shall designate a major domestic operating entity to file with the CSRC within three working days after the relevant application is submitted overseas.

Pursuant to these regulations, our future capital raising activities such as follow-on equity or debt offerings, listing on other stock exchanges, and going private transactions, may be subject to the filing requirement with the CSRC. Failure to complete such filing procedures as required under the Overseas Listing Trial Measures, or a rescission of any such filings completed by us, would subject us to sanctions by the CSRC or other Chinese regulatory authorities, which could include fines and penalties on our operations in China, and other forms of sanctions that may materially and adversely affect our business, financial conditions, and results of operations.

(mm)	The Chinese government’s policy on foreign currency conversion may adversely affect our business, the results of operations, and our ability to receive dividends out of China

Conversion and remittance of foreign currencies are subject to the foreign exchange regulations in China. It cannot be guaranteed that under a certain exchange rate, we shall have sufficient foreign exchange to meet our foreign exchange needs. Under the current foreign exchange control system in China, foreign exchange transactions under the current account conducted by us, including the payment of dividends, do not require advance approval from the State Administration of Foreign Exchange (“SAFE”), but we are required to present relevant documentary evidence of such transactions and conduct such transactions at designated foreign exchange banks within the PRC that have the licenses to carry out foreign exchange business. Foreign exchange transactions under the capital account, however, normally need to be approved by or registered with the SAFE or its local branch or its designated banks unless otherwise permitted by law. Any restriction on or insufficiency of foreign exchange may restrict our ability to obtain sufficient foreign exchange for dividend payments to shareholders or satisfy any other foreign exchange obligation. If we fail to convert RMB into any foreign exchange for any of the above purposes, any offshore capital expenditure we may have in the future and even our business may be materially and adversely affected.

(nn)	Development in the labour market, increase in labor costs or any possible labour unrest may adversely affect our business and results of operations

Competition for skilled labor is intense in the industry, and the labor market is always developing. The development of the labor market may consequently incur an increase in labor costs. Such development of market and possible increases in labor costs could result in a material may adversely affect our business, financial condition and results of operations.

No assurance can be given that there is no potential for unrest amongst employees, local communities and/or labor unions. Such unrest could result in a material work slowdown, stoppage or strike and/or negative publicity in respect of us, which may adversely affect our business, financial condition and results of operations

(oo)	The enforcement of the labour contract laws, social insurance law, and other labour related regulations in China and any failure of our contribution to social insurance and housing provident fund may materially affect our business, financial condition, and results of operations

Pursuant to the Labor Contract Law of China, employers are subject to strict requirements in terms of signing labor contracts, minimum wages, paying remuneration, overtime working hours limitations, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate the employment of some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

According to the Social Insurance Law of China, employees shall participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers shall, together with their employees or separately, pay the social insurance premiums for such employees. We as employees are required to make contributions to social insurance funds including these insurances in accordance with applicable Chinese laws and regulations. According to the Regulation on the Administration of Housing Provident Funds, which was promulgated by the State Council and became effective on April 3, 1999 and amended on March 24, 2019, we are required to set up

Management’s Discussion and Analysis	Page 52

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

housing provident fund accounts and pay the housing provident fund on time and in full for our employees. According to the Chinese Social Insurance Law, which was promulgated by the Standing Committee of the National People’s Congress on October 28, 2010 and became effective on July 1, 2011, and amended on December 29, 2018, a Chinese enterprise is required to obtain social insurance certificates for its employees and to pay the social insurance contributions on time and in full.

In the event of any non-compliance with housing provident fund contribution, the relevant competent authorities may order us to pay the outstanding amount within a certain period of time; failing to comply with which the relevant competent authorities may apply for people’s court for enforcement. In the event of any non-compliance with social insurance contribution, the relevant competent authorities may order us to pay the outstanding amount within a certain period of time and impose an overdue fee amounting to 0.05% of the outstanding amount per day, failing to comply with which the relevant competent authorities may further impose a fine amounting to no less than one time but less than three times the outstanding amount.

As the interpretation and implementation of the Chines Labor Contract Law, the Chinese Social Insurance Law, the Regulation on the Administration of Housing Provident Funds and other labor-related regulations (the “labor-related laws and regulations”) are still evolving, no assurance can be given that our employment practice do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor-related laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

(pp)	The reduced corporate income tax rate currently enjoyed by our Chinese subsidiaries may be changed or discontinued, which may increase our income tax expenses and materially reduce our net income

Pursuant to Enterprise Income Tax Law and related regulations, the standard income tax rate of our subsidiaries in China is 25%, and the subsidiaries in China approved as high and new technology enterprises (“NHTEs”) by the relevant government authorities are subject to a reduced corporate income tax rate of 15%. This tax treatment of HNTEs in the PRC is designed to foster innovation and technological advancement. Henan Found and Guangdong Found are currently recognized as HNTEs and enjoy a reduced corporate income tax rate of 15%. In order to maintain the statuses as NHTEs and enjoy a reduced corporate income tax rate, in the future, NHTEs will need to continue to file an application with the designated authorities for their review and determination as high and new technology enterprises prior to the expiration of the applicable high-tech certificate. After passing the review, NHTEs are required to comply with all applicable laws and regulations, including maintaining accurate records and documentation to substantiate their eligibility, and annual tax reduction and exemption filing. Regular audits and inspections by the designated tax authorities may be conducted to verify compliance, and non-compliance or fraudulent claims can result in penalties, revocation of NHTE status, and repayment of tax benefits received.

In addition, the tax incentives for NHTEs are subject to changes in government policies and regulations. No assurance can be given that Henan Found and Guangdong Found are always in compliance with all laws and regulations, able to pass all audits and inspections, and successful renew the NHTE status every three years to maintain the reduced corporate income tax rate. No assurance can be given that the reduced corporate tax rate treatment for HNTEs under PRC laws will not change or be discontinued in the future. The reduction or elimination of the tax incentive may increase our income tax expense and materially reduce our net income.

10.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Management’s Discussion and Analysis	Page 53

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

11.	Transactions with Related Parties

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the unaudited condensed consolidated interim financial statements are as follows:

As at	September 30, 2024	March 31, 2024
NUAG (i)	$80	$28
TIN (ii)	1117	562
	$1,197	$590

i.	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three and six months ended September 30, 2024, a total of $0.3 million and $0.5 million (three and six months ended September 30, 2023 - $0.2 million and $0.5 million, respectively) of services rendered to and expenses incurred on behalf of NUAG. The costs recoverable from NUAG were recorded as a direct reduction of general and administrative expenses on the condensed consolidated interim statements of income.

ii.	The Company recovers costs for services rendered to TIN and expenses incurred on behalf of TIN pursuant to a services and administrative costs reallocation agreement. During the three and six months ended September 30, 2024, a total of $0.02 million and $0.05 million (three and six months ended September 30, 2023 - $0.05 million and $0.13 million, respectively) of services rendered to and expenses incurred on behalf of TIN. The costs recoverable from TIN were recorded as a direct reduction of general and administrative expenses on the condensed consolidated interim statements of income. In January 2024, the Company and TIN entered into an interest-free unsecured credit facility agreement with no conversion features (the “Facility”) to allow TIN to advance up to $1.0 million from the Company. In January 2024, the Company advanced $0.5 million to TIN and received 350,000 common shares of TIN as the Bonus Shares for granting the Facility. In April 2024, the Company advanced the remaining $0.5 million to TIN.

12.	Alternative Performance (Non-IFRS) Measures

The Company uses the following alternative performance measures to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance but are alternative performance (non-IFRS) measures that do not have standardized meaning prescribed by IFRS and therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the tables in this section provide the reconciliation of these measures to the financial statements for the three and six months ended September 30, 2024 and 2023:

Management’s Discussion and Analysis	Page 54

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(a)	Adjusted Earnings and Adjusted Earnings per Share

Adjusted earnings and adjusted earnings per share are non-IFRS measures and supplement information to the Company’s consolidated financial statements. The Company believes that, in addition to the conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s underlying core operating performance. The presentation of adjusted earnings and adjusted earnings per share is not meant to be a substitute of net income and net income per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The Company defines the adjusted earnings as net income adjusted to exclude certain non-cash items, and items that in the Company’s judgment are subject to volatility as a result of factors which are unrelated to the Company’s operation in the period, and/or relate to items that will settle in future period, including impairment adjustments and reversal, foreign exchange gain or loss, dilution gain or loss, share-based compensation, share of gain or loss of associates, gain or loss on investments, and expenses are unrelated to the normal operations of the Company and are not expected to continue. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation. The following table provides a detailed reconciliation of net income as reported in the Company’s consolidated financial statements to adjusted earnings and adjusted earnings per share.

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
Net income as reported for the period	$23,054	$14,770	$51,183	$27,983
Adjustments, net of tax
Share-based compensation included in general and administrative	1,182	1,366	2,383	2,737
Non routine expenses included in property evaluation and business development	1,235	—	2,267	—
Foreign exchange loss (gain)	1,120	(1,314)	(629)	913
Share of loss (gain) in associates	472	705	884	1,345
Loss (gain) on investments	(3,840)	603	(6,056)	(483)
Adjusted earnings for the period	$23,223	$15,397	$50,032	$31,762
Non-controlling interest as reported	5,347	3,720	11,538	7,716
Adjustments to non-controlling interest	115	—	115	—
Adjusted non-controlling interest	$5,462	$3,720	$11,653	$7,716
Adjusted earnings attributable to equity holders	$17,761	$11,677	$38,379	$24,046
Adjusted earnings per share attributable to the equity shareholders of the Company
Basic adjusted earnings per share	$0.09	$0.07	$0.20	$0.14
Diluted adjusted earnings per share	$0.09	$0.06	$0.20	$0.13
Basic weighted average shares outstanding	203,532,135	176,844,107	190,625,815	176,885,599
Diluted weighted average shares outstanding	206,474,605	179,750,876	193,546,078	179,792,368

(b)	Working Capital

Working capital is an alternative performance (non-IFRS) measure calculated as current asset less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

Management’s Discussion and Analysis	Page 55

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(c)	Silver Equivalent

Silver equivalent is an alternative performance (non-IFRS) measure calculated by converting the gold metals quantity to its silver equivalent using the ratio between the realized selling prices of gold and silver and adding the converted amount expressed in silver ounces to the ounces of silver.

The following table provides a reconciliation of the Company’s production in silver equivalent:

	Six months ended September 30, 2024			Six months ended September 30, 2023
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Gold production (ounces)	2,329	—	2,329	4,010	—	4,010
Realized selling price for gold ($/ounce)	2,094	—	2,094	1,766	—	1,766
Realized selling price for silver ($/ounce)	26.99	—	26.41	19.93	14.98	19.54
Silver Equivalent Production
Gold converted into silver (in thousands of ounces)	181	—	181	355	—	355
Silver production (in thousands of ounces)	3,090	282	3,372	3,103	267	3,370
Silver Equivalent (in thousands of ounces)	3,271	282	3,553	3,458	267	3,725

	Q2 Fiscal 2025			Q2 Fiscal 2024
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Gold production (ounces)	1,183	—	1,183	2,458	—	2,458
Realized selling price for gold ($/ounce)	2,094	—	2,094	1,766	—	1,766
Realized selling price for silver ($/ounce)	26.99	20.08	26.41	19.93	14.98	19.54
Silver Equivalent Production
Gold converted into silver (in thousands of ounces)	96	—	96	225	—	225
Silver production (in thousands of ounces)	1,518	137	1,655	1,506	84	1,590
Silver Equivalent (in thousands of ounces)	1,614	137	1,751	1,731	84	1,815

(d)	Cost per Ounce of Silver

Cash cost and all-in sustaining cost (“AISC”) per ounce of silver, net of by-product credits, are non-IFRS measures. The Company produces by-product metals incidentally to its silver mining activities. The Company has adopted the practice of calculating a performance measure with the net costs of producing an ounce of silver, its primary payable metal, after deducting revenues gained from incidental by-product production. This performance measure has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of such metal.

Cash cost is calculated by deducting revenue from the sales of all metals other than silver from the production costs reported on statements of income and is calculated per ounce of silver sold.

AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013 and updated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements.

Management’s Discussion and Analysis	Page 56

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

AISC is based on the Company’s cash cost, net of by-product sales, and further includes general and administrative expense, mineral resources tax, government fees and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. Sustaining capital expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of production output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or significant improvement in recovery or grade, or which do not relate to the current production activities. The Company believes that this measure represents the total sustainable costs of producing silver from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

The following table provides a reconciliation of cash cost and AISC per ounce of silver, net of by-product credits:

		Three months ended September 30, 2024
		Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production costs expensed as reported	A	$18,880	$4,457	$—	$—	$—	$23,337
By-product sales
Gold		(2,699)	—	—	—	—	(2,699)
Lead		(12,028)	(1,259)	—	—	—	(13,287)
Zinc		(2,081)	(4,566)	—	—	—	(6,647)
Other		(1,139)	(763)	—	—	—	(1,902)
Total by-product sales	B	(17,947)	(6,588)	—	—	—	(24,535)
Total cash cost, net of by-product credits	C=A+B	933	(2,131)	—	—	—	(1,198)
Add: Mineral resources tax		1,316	231	—	—	—	1,547
General and administrative		2,804	658	5	62	5,303	8,832
Amortization included in general and administrative		(142)	(72)	(3)	—	(224)	(441)
Property evaluation and business development		454	94	—	—	709	1,257
Non routine expenses included in property evaluation and business development		(504)	(160)	—	—	(571)	(1,235)
Government fees and other taxes		596	102	—	—	17	715
Reclamation accretion		22	9	—	—	22	53
Lease payment		—	—	—	—	(40)	(40)
Sustaining capital expenditures		8,145	1,489	—	—	9	9,643
All-in sustaining cost, net of by-product credits	F	13,624	220	2	62	5,225	19,133
Add: Non-sustaining capital expenditures		9,905	226	2,198	341	253	12,923
All-in cost, net of by-product credits	G	23,529	446	2,200	403	5,478	32,056
Silver ounces sold (‘000s)	H	1,505	136	—	—	—	1,641
Cash cost per ounce of silver, net of by-product credits	C/H	$0.62	$(15.67)	$—	$—	$—	$(0.73)
All-in sustaining cost per ounce of silver, net of by-product credits	F/H	$9.05	$1.62	$—	$—	$—	$11.66
All-in cost per ounce of silver, net of by-product credits	G/H	$15.63	$3.28	$—	$—	$—	$19.53
By-product credits per ounce of silver
Gold		(1.79)	—	—	—	—	(1.64)
Lead		(7.99)	(9.26)	—	—	—	(8.10)
Zinc		(1.38)	(33.57)	—	—	—	(4.05)
Other		(0.76)	(5.61)	—	—	—	(1.16)
Total by-product credits per ounce of silver		$(11.92)	$(48.44)	$—	$—	$—	$(14.95)

Management’s Discussion and Analysis	Page 57

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

		Three months ended September 30, 2023
		Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production costs expensed as reported	A	$17,796	$3,441	$—	$—	$31	$21,268
By-product sales
Gold		(4,565)	—	—	—	—	(4,565)
Lead		(12,358)	(769)	—	—	—	(13,127)
Zinc		(1,736)	(1,879)	—	—	—	(3,615)
Other		(1,190)	(342)	—	—	—	(1,532)
Total by-product sales	B	(19,849)	(2,990)	—	—	—	(22,839)
Total cash cost, net of by-product credits	C=A+B	(2,053)	451	—	—	31	(1,571)
Add: Mineral resources tax		1,495	102	—	—	—	1,597
General and administrative		2,156	671	—	—	3,901	6,728
Amortization included in general and administrative		(127)	(81)	—	—	(204)	(412)
Property evaluation and business development		—	—	—	—	114	114
Non routine expenses included in property evaluation and business development		—	—	—	—	—	—
Government fees and other taxes		673	76	—	—	2	751
Reclamation accretion		31	10	—	—	7	48
Lease payment		—	—	—	—	65	65
Sustaining capital expenditures		9,892	847	—	—	90	10,829
All-in sustaining cost, net of by-product credits	F	12,067	2,076	—	—	4,006	18,149
Add: Non-sustaining capital expenditures		4,315	285	—	—	—	4,600
All-in cost, net of by-product credits	G	16,382	2,361	—	—	4,006	22,749
Silver ounces sold (‘000s)	H	1,498	80	—	—	—	1,578
Cash cost per ounce of silver, net of by-product credits	C/H	$(1.37)	$5.64	$—	$—	$—	$(1.00)

All-in sustaining cost per ounce of silver, net of by-product credits	F/H	$8.06	$25.95	$—	$—	$—	$11.50
All-in cost per ounce of silver, net of by-product credits	G/H	$10.94	$29.51	$—	$—	$—	$14.42
By-product credits per ounce of silver
Gold		(3.05)	—	—	—	—	(2.89)
Lead		(8.25)	(9.61)	—	—	—	(8.32)
Zinc		(1.16)	(23.49)	—	—	—	(2.29)
Other		(0.79)	(4.28)	—	—	—	(0.97)
Total by-product credits per ounce of silver		$(13.25)	$(37.38)	$—	$—	$—	$(14.47)

Management’s Discussion and Analysis	Page 58

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

		Six months ended September 30, 2024
		Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production costs expensed as reported	A	$37,794	$9,011	$—	$—	$—	$46,805
By-product sales
Gold		(4,685)	—	—	—	—	(4,685)
Lead		(26,098)	(2,772)	—	—	—	(28,870)
Zinc		(4,651)	(8,577)	—	—	—	(13,228)
Other		(2,510)	(1,609)	—	—	—	(4,119)
Total by-product sales	B	(37,944)	(12,958)	—	—	—	(50,902)
Total cash cost, net of by-product credits	C=A+B	(150)	(3,947)	—	—	—	(4,097)
Add: Mineral resources tax		2,736	459	—	—	—	3,195
General and administrative		4,692	1,290	5	62	9,690	15,739
Amortization included in general and administrative		(287)	(143)	(3)	—	(464)	(897)
Property evaluation and business development		504	160	—	—	2,015	2,679
Non routine expenses included in property evaluation and business development		(504)	(160)	—	—	(1,603)	(2,267)
Government fees and other taxes		1,174	158	—	—	18	1,350
Reclamation accretion		44	17	—	—	27	88
Lease payment		—	—	—	—	—	—
Sustaining capital expenditures		16,767	3,645	—	—	16	20,428
All-in sustaining cost, net of by-product credits	F	24,976	1,479	2	62	9,699	36,218
Add: Non-sustaining capital expenditures		15,055	601	2,198	341	328	18,523
All-in cost, net of by-product credits	G	40,031	2,080	2,200	403	10,027	54,741
Silver ounces sold (‘000s)	H	3,095	285	—	—	—	3,380
Cash cost per ounce of silver, net of by-product credits	C/H	$(0.05)	$(13.85)	$—	$—	$—	$(1.21)
All-in sustaining cost per ounce of silver, net of by-product credits	F/H	$8.07	$5.19	$—	$—	$—	$10.72
All-in cost per ounce of silver, net of by-product credits	G/H	$12.93	$7.30	$—	$—	$—	$16.20
By-product credits per ounce of silver
Gold		(1.51)	—	—	—	—	(1.39)
Lead		(8.43)	(9.73)	—	—	—	(8.54)
Zinc		(1.50)	(30.09)	—	—	—	(3.91)
Other		(0.81)	(5.65)	—	—	—	(1.22)
Total by-product credits per ounce of silver		$(12.25)	$(45.47)	$—	$—	$—	$(15.06)

Management’s Discussion and Analysis	Page 59

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

		Six months ended September 30, 2023
		Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production costs expensed as reported	A	$36,431	$9,104	$—	$—	$31	$45,566
By-product sales							0
Gold		(7,080)	—	—	—	—	(7,080)
Lead		(25,004)	(2,718)	—	—	—	(27,722)
Zinc		(3,527)	(5,747)	—	—	—	(9,274)
Other		(2,453)	(1,164)	—	—	—	(3,617)
Total by-product sales	B	(38,064)	(9,629)	—	—	—	(47,693)
Total cash cost, net of by-product credits	C=A+B	(1,633)	(525)	—	—	31	(2,127)
Add: Mineral resources tax		2,631	332	—	—	—	2,963
General and administrative		4,076	1,386	—	—	7,637	13,099
Amortization included in general and administrative		(259)	(167)	—	—	(411)	(837)
Property evaluation and business development		—	—	—	—	223	223
Non routine expenses included in property evaluation and business development		—	—	—	—	—	—
Government fees and other taxes		1,228	177	—	—	3	1,408
Reclamation accretion		66	21	—	—	14	101
Lease payment		—	—	—	—	129	129
Sustaining capital expenditures		17,611	2,601	—	—	150	20,362
All-in sustaining cost, net of by-product credits	F	23,720	3,825	—	—	7,776	35,321
Add: Non-sustaining capital expenditures		9,652	514	—	—	—	10,166
All-in cost, net of by-product credits	G	33,372	4,339	—	—	7,776	45,487
Silver ounces sold (‘000s)	H	3,129	264	—	—	—	3,393
Cash cost per ounce of silver, net of by-product credits	C/H	$(0.52)	$(1.99)	$—	$—	$—	$(0.63)
All-in sustaining cost per ounce of silver, net of by-product credits	F/H	$7.58	$14.49	$—	$—	$—	$10.41
All-in cost per ounce of silver, net of by-product credits	G/H	$10.67	$16.44	$—	$—	$—	$13.41
By-product credits per ounce of silver
Gold		(2.26)	—	—	—	—	(2.09)
Lead		(7.99)	(10.30)	—	—	—	(8.17)
Zinc		(1.13)	(21.77)	—	—	—	(2.73)
Other		(0.78)	(4.41)	—	—	—	(1.07)
Total by-product credits per ounce of silver		$(12.16)	$(36.48)	$—	$—	$—	$(14.06)

(e)	Cost per Tonne of Ore Processed

The Company uses cost per tonne of ore processed to manage and evaluate operating performance at each of its mines. Production cost per tonne of ore processed is calculated based on total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to ore production during the period. These total production costs are then further divided into mining costs, shipping costs, and milling costs. Mining costs includes costs of material and supplies, labour costs, applicable mine overhead costs, and mining contractor costs for mining ore; shipping costs includes freight charges for shipping stockpile ore from mine sites and mill sites, and milling costs include costs of materials and supplies, labour costs, and applicable mill overhead costs related to ore processing. Mining costs per tonne is the mining costs divided by the tonnage of ore mined, shipping cost per tonne is the shipping costs divided by the tonnage of ore shipped from mine sites to mill sites; and milling cost per tonne is the milling costs divided by the tonnage of ore processed at the mill. Cost per tonne of ore processed are the total of per tonne mining cost, per tonne shipping cost, and per tonne milling cost.

All-in sustaining production cost per tonne is an extension of the production cost per tonne and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. All-in sustaining production cost per tonne is based on the Company’s production cost, and further includes general and administrative

Management’s Discussion and Analysis	Page 60

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

expenses, government fees and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable cost of processing ore from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

The following table provides a reconciliation of production cost and all-in sustaining production cost per tonne of ore processed:

	Three months ended September 30, 2024
	Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production costs expensed as reported	$18,880	$4,457	$—	$—	$—	$23,337
Adjustment for aggregate plant operations	(270)	—	—	—	—	(270)
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning	—	—	—	—	—	—
Add: stockpile and concentrate inventory - Ending	7,488	(18)	—	—	—	7,470
Net change of depreciation and amortization charged to inventory	1,400	(2)	—	—	—	1,398
Adjustment for foreign exchange movement	(3,096)	(2)	—	—	—	(3,098)
	5,792	(22)	—	—	—	5,770
Adjusted production cost	$24,402	$4,435	$—	$—	$—	$28,837
Mining cost	21,171	3,106	—	—	—	24,277
Shipping cost	776	—	—	—	—	776
Milling Cost	2,455	1,329	—	—	—	3,784
Total production cost	$24,402	$4,435	$—	$—	$—	$28,837
General and administrative	$2,804	$658	5	62	5,303	8,832
Amortization included in general and administrative	(142)	(72)	(3)	—	(224)	(441)
Property evaluation and business development	454	94	—	—	709	1,257
Non routine expenses included in property evaluation and business development	(504)	(160)	—	—	(571)	(1,235)
Government fees and other taxes	596	102	—	—	17	715
Reclamation accretion	22	9	—	—	22	53
Lease payment	—	—	—	—	(40)	(40)
Sustaining capital expenditures	8,145	1,489	—	—	9	9,643
All-in sustaining production cost	$35,777	$6,555	$2	$62	$5,225	$47,621
Non-sustaining capital expenditures	9,905	226	2,198	341	253	12,923
All in production cost	$45,682	$6,781	$2,200	$403	$5,478	$60,544
Ore mined (‘000s)	272	89	—	—	—	361.440
Ore shipped (‘000s)	230	89	—	—	—	319.153
Ore milled (‘000s)	210	87	—	—	—	297.205
Per tonne Production cost
Mining cost ($/tonne)	77.82	34.75	—	—	—	67.17
Shipping cost ($/tonne)	3.38	—	—	—	—	2.43
Milling cost ($/tonne)	11.66	15.33	—	—	—	12.73
Cash production cost ($/tonne)	$92.86	$50.08	$—	$—	$—	$82.33
All-in sustaining production cost ($/tonne)	$146.90	$74.53	$—	$—	$—	$145.53
All in cost ($/tonne)	$193.95	$77.14	$—	$—	$—	$189.01

Management’s Discussion and Analysis	Page 61

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

*The operation of the aggregate plant is considered an integrated part of the operations at the Ying Mining District, and its revenue is treated as credits to offset its production costs.

	Three months ended September 30, 2023
	Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production costs expensed as reported	$17,796	$3,441	$—	$—	$31	$21,268
Adjustment for aggregate plant operations	(289)	—	—	—	—	(289)
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning	(3,171)	(41)	—	—	(31)	(3,243)
Add: stockpile and concentrate inventory - Ending	4,057	119	—	—	—	4,176
Net change of depreciation and amortization charged to inventory	77	12	—	—	—	89
Adjustment for foreign exchange movement	(75)	(23)	—	—	—	(98)
	888	67	—	—	(31)	924
Adjusted production cost	$18,395	$3,508	$—	$—	$—	$21,903
Mining cost	15,193	2,520	—	—	—	17,713
Shipping cost	770	—	—	—	—	770
Milling Cost	2,432	988	—	—	—	3,420
Total production cost	$18,395	$3,508	$—	$—	$—	$21,903
General and administrative	2,156	671	—	—	3,901	6,728
Amortization included in general and administrative	(127)	(81)	—	—	(204)	(412)
Property evaluation and business development	—	—	—	—	114	114
Government fees and other taxes	673	76	—	—	2	751
Reclamation accretion	31	10	—	—	7	48
Lease payment	—	—	—	—	65	65
Sustaining capital expenditures	9,892	847	—	—	90	10,829
All-in sustaining production cost	$31,020	$5,031	$—	$—	$3,975	$40,026
Non-sustaining capital expenditures	4,315	285	—	—	—	4,600
All in production cost	$35,335	$5,316	$—	$—	$3,975	$44,626
Ore mined (‘000s)	220.636	52.829	—	—	—	273.465
Ore shipped (‘000s)	236.756	52.829	—	—	—	289.585
Ore milled (‘000s)	212.868	48.239	—	—	—	261.107
Per tonne Production cost
Mining cost ($/tonne)	68.86	47.70	—	—	—	64.77
Shipping cost ($/tonne)	3.25	—	—	—	—	2.66
Milling cost ($/tonne)	11.42	20.48	—	—	—	13.10
Cash production cost ($/tonne)	$83.53	$68.18	$—	$—	$—	$80.53
All-in sustaining production cost ($/tonne)	$142.84	$99.75	$—	$—	$—	$149.94
All in cost ($/tonne)	$163.11	$105.66	$—	$—	$—	$167.56

Management’s Discussion and Analysis	Page 62

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

	Six months ended September 30, 2024
	Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production costs expensed as reported	$37,794	$9,011	$—	$—	$—	$46,805
Adjustment for aggregate plant operations*	(650)	—	—	—	—	(650)
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning	(3,346)	(384)	—	—	—	(3,730)
Add: stockpile and concentrate inventory - Ending	15,605	189	—	—	—	15,794
Net change of depreciation and amortization charged to inventory	2,045	(33)	—	—	—	2,012
Adjustment for foreign exchange movement	(4,276)	62	—	—	—	(4,214)
	10,028	(166)	—	—	—	9,862
Adjusted production cost	$47,172	$8,845	$—	$—	$—	$56,017
Mining cost	40,868	6,125	—	—	—	46,993
Shipping cost	1,565	—	—	—	—	1,565
Milling Cost	4,739	2,720	—	—	—	7,459
Total production cost	$47,172	$8,845	$—	$—	$—	$56,017
General and administrative	4,692	1,290	5	62	9,690	15,739
Amortization included in general and administrative	(287)	(143)	(3)	—	(464)	(897)
Property evaluation and business development	504	160	—	—	2,015	2,679
Non routine expenses included in property evaluation and business development	(504)	(160)	—	—	(1,603)	(2,267)
Government fees and other taxes	1,174	158	—	—	18	1,350
Reclamation accretion	44	17	—	—	27	88
Sustaining capital expenditures	16,767	3,645	—	—	16	20,428
All-in sustaining production cost	$69,562	$13,812	$2	$62	$9,699	$93,137
Non-sustaining capital expenditures	15,055	601	2,198	341	328	18,523
All in production cost	$84,617	$14,413	$2,200	$403	$10,027	$111,660
Ore mined (‘000s)	528.13	177.16	—	—	—	705.29
Ore shipped (‘000s)	475.07	177.16	—	—	—	652.23
Ore milled (‘000s)	431.74	173.16	—	—	—	604.90
Per tonne Production cost
Mining cost ($/tonne)	77.38	34.57	—	—	—	66.63
Shipping cost ($/tonne)	3.29	—	—	—	—	2.40
Milling cost ($/tonne)	10.98	15.71	—	—	—	12.33
Production cost ($/tonne)	$91.65	$50.28	$—	$—	$—	$81.36
All-in sustaining production cost ($/tonne)	$143.51	$78.97	$—	$—	$—	$142.73
All in cost ($/tonne)	$178.38	$82.44	$—	$—	$—	$173.35

Management’s Discussion and Analysis	Page 63

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

	Six months ended September 30, 2023
	Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production costs expensed as reported	$36,431	$9,104	$—	$—	$31	$45,566
Adjustment for aggregate plant operations*	(449)	—	—	—	—	(449)
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning	(3,657)	(246)	—	—	(31)	(3,934)
Add: stockpile and concentrate inventory - Ending	4,057	119	—	—	—	4,176
Net change of depreciation and amortization charged to inventory	(10)	(22)	—	—	—	(32)
Adjustment for foreign exchange movement	281	51	—	—	—	332
	671	(98)	—	—	(31)	542
Adjusted production cost	$36,653	$9,006	$—	$—	$—	$45,659
Mining cost	30,406	6,635	—	—	—	37,041
Shipping cost	1,491	—	—	—	—	1,491
Milling Cost	4,756	2,371	—	—	—	7,127
Total production cost	$36,653	$9,006	$—	$—	$—	$45,659
General and administrative	4,076	1,386	—	—	7,637	13,099
Amortization included in general and administrative	(259)	(167)	—	—	(411)	(837)
Property evaluation and business development	—	—	—	—	223	223
Government fees and other taxes	1,228	177	—	—	3	1,408
Reclamation accretion	66	21	—	—	14	101
Lease payment	—	—	—	—	129	129
Sustaining capital expenditures	17,611	2,601	—	—	150	20,362
All-in sustaining production cost	$59,375	$13,024	$—	$—	$7,745	$80,144
Non-sustaining capital expenditures	9,652	514	—	—	—	10,166
All in production cost	$69,027	$13,538	$—	$—	$7,745	$90,310
Ore mined (‘000s)	434.38	142.30	—	—	—	576.685
Ore shipped (‘000s)	456.74	142.30	—	—	—	599.038
Ore milled (‘000s)	421.68	134.53	—	—	—	556.202
Per tonne Production cost
Mining cost ($/tonne)	70.00	47	—	—	—	64.23
Shipping cost ($/tonne)	3.26	—	—	—	—	2.49
Milling cost ($/tonne)	11.28	18	—	—	—	12.81
Production cost ($/tonne)	$84.54	$64.25	$—	$—	$—	$79.53
All-in sustaining production cost ($/tonne)	$138.42	$94.12	$—	$—	$—	$141.53
All in cost ($/tonne)	$161.31	$97.94	$—	$—	$—	$159.81

1.	Accounting Policies, Judgement and Estimates

(a)	Material Accounting Policies

The accounting policies applied in the preparation of those unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the audited consolidated financial statements for the year ended March 31, 2024 with the exception of the mandatory adoption of certain noted below. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements,

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments to IAS 1, clarifies the presentation of liabilities. The classification of liabilities as current or non-current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is

Management’s Discussion and Analysis	Page 64

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments were applied effective April 1, 2024 and did not have a material impact on the Company’s unaudited condensed consolidated interim financial statements.

Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to sale and leaseback transactions entered into after the date of initial application. The amendments were applied effective April 1, 2024 and did not have a material impact on the Company’s unaudited condensed consolidated interim financial statements.

Supplier Financing Arrangements (Amendments to IAS 7 and IFRS 7)

The amendments require disclosure requirements regarding the effects of supplier finance arrangement on their liabilities, cash flows and exposure to liquidity risk. Entities are required to disclose the followings:

●	The terms and conditions;

●	The amount of the liabilities that are part of the arrangements, breaking out the amounts for which the suppliers have already received payment from the finance providers, and stating where the liabilities are reflected in the balance sheet;

●	Ranges of payment due dates; and

●	Liquidity risk information.

The amendments were applied effective April 1, 2024 and did not have a material impact on the Company’s unaudited condensed consolidated interim financial statements.

(b)	Critical Judgement and Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses on the consolidated financial statements. Estimates and underlying assumptions are reviewed at each period end. Revision to accounting estimates is recognized in the period in which the estimates are revised and in any future periods affected.

For further information on our significant judgement and accounting estimates, refer to note 2 of the Company’s unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2024 and the audited consolidated financial statements for the year ended March 31, 2024. There have been no subsequent material changes to these significant accounting judgments and estimates.

(c)	Future Changes in Accounting Policies Not Yet Effective as at September 30, 2024

At the date of the authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not effective. Management does not expect that the adoption of the Standards listed below will have a material impact on the financial statements of the Company in future periods, except if indicated.

Management’s Discussion and Analysis	Page 65

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Lack of Exchangeability (Amendments to IAS 21)

The amendments contain guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not. The amendments are effective for annual reporting periods beginning on or after January 1, 2025. The Company is currently evaluating the impact of this amendment.

Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

The amendments contain guidance to derecognition of a financial liability settled through electronic transfer, as well as classification of financial assets for:

●	Contractual terms that are consistent with a basic lending arrangement;

●	Assets with non-recourse features;

●	Contractually linked instruments.

Also, additional disclosures relating to investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”) and added disclosure requirements for financial instruments with contingent features. The amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company is currently evaluating the impact of these amendments.

2.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR+ at www.sedarplus.ca;

(b)	may be found on EDGAR at www.sec.gov;

(c)	may be found at the Company’s website www.silvercorpmetals.com;

(d)	may be found in the Company’s Annual Information Form and Form 40-F; and

(e)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2024.

3.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 217,561,994 common shares with a recorded value of $410.9 million

Shares subject to escrow or pooling agreements - $nil.

Management’s Discussion and Analysis	Page 66

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(b)	Options

As at the date of this MD&A, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
35,525	$12.52	December 1, 2025
41,956	$9.96	November 26, 2025
370,000	$9.45	November 11, 2025
224,989	$9.07	February 2, 2027
50,750	$8.48	February 4, 2025
126,875	$7.99	February 15, 2027
49,096	$7.49	November 25, 2026
15,225	$6.21	May 31, 2027
325,667	$5.46	May 26, 2025
256,708	$5.13	January 20, 2028
5,075	$4.93	December 28, 2027
304,999	$4.41	April 1, 2029
60,000	$4.08	February 23, 2028
315,000	$3.93	April 26, 2027
10,150	$3.75	September 28, 2027
20,162	$3.65	November 24, 2027
172,042	$2.67	January 26, 2029
2,384,219

(c)	Warrants

As at the date of this MD&A, the outstanding warrants comprise the following:

Number of Warrants	Exercise Price (CAD$)	Expiry Date
1,409,832	$6.47	February 16, 2025
1,370,249	4.41	August 3, 2026
2,780,081

(d)	Restricted Share Units (RSUs)

Outstanding – 2,609,798 RSUs.

4.	Disclosure Controls and Procedures

Disclosure controls and procedures (a) under Canadian law, are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure, and (b) under U.S. law, are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the

Management’s Discussion and Analysis	Page 67

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Company’s management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management of the Company, including the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures. Under the supervision and with the participation of the CEO and CFO, management has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission (“NI 52-109”) and U.S. Exchange Act.

As of September 30, 2024, based on the evaluation, management concluded that the disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports the Company filed or submitted under United States and Canadian securities legislation were recorded, processed, summarized and reported within the time periods specified in those rules.

5.	Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by and/or under the supervision of the CEO and CFO and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB. The Company’s internal control over financial reporting includes those policies and procedures that:

●	pertain to maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

●	provide reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

●	provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believes that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management evaluates the effectiveness of the Company’s internal control over financial reporting based upon the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission.

Given the timing of the recent acquisition of Adventus, management has excluded Adventus from the scope of our evaluation of internal controls as of September 30, 2024. However, management is currently reviewing and assessing Adventus’ control and procedures, and then will modify Adventus’ control and procedures to align with the Company’s policies and control procedures.

Based on the evaluation, management concluded that the Company’s internal control over financial reporting as of September 30, 2024 was effective and provides a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.

Management’s Discussion and Analysis	Page 68

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

6.	Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the three months ended September 30, 2024 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

7.	Directors and Officers

As at the date of this MD&A, the Company’s directors and officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer
Paul Simpson, Independent Director	Lon Shaver, President
Yikang Liu, Independent Director	Derek Liu, Chief Financial Officer
Marina A. Katusa, Independent Director	Jonathan Hoyles, General Counsel
Ken Robertson, Independent Director
Helen Cai, Independent Director

Technical Information

Scientific and technical information contained in this MD&A has been reviewed and approved by Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company and a Qualified Person as such term is defined in NI 43-101.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

●	the price of silver and other metals;

●	estimates of the Company’s revenues and capital expenditures;

●	estimated ore production and grades from the Company’s mines in the Ying Mining District and the GC Mine;

●	projected cash operating costs and all-in sustaining costs, and budgets, on a consolidated and mine-by-mine basis;

●	statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company;

●	plans, projections and estimates included in the Fiscal 2025 Guidance;

●	timing of receipt of permits, licenses, and regulatory approvals.

Management’s Discussion and Analysis	Page 69

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to,

●	public health crises;

●	fluctuating commodity prices;

●	fluctuating currency exchange rates;

●	increasing labour cost;

●	exploration and development programs;

●	feasibility and engineering reports;

●	permits and licenses;

●	title to our properties;

●	operations and political conditions;

●	regulatory environment in China, Ecuador, Mexico and Canada;

●	environmental risks;

●	mining operations;

●	cybersecurity;

●	climate changes;

●	general economic conditions; and

●	matters referred to in this MD&A under the heading “Risks and Uncertainties” and other public filings of the Company.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those expressed or implied in the forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this MD&A that, while considered reasonable by management of the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: the duration and effects of epidemics, pandemics, or other health crises on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the

Management’s Discussion and Analysis	Page 70

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

timely receipt of necessary approvals, licenses or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 71